UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2005

                         Commission File Number: 0-50832

                             VERMILION ENERGY TRUST
             (Exact name of registrant as specified in its charter)

          2800, 400 - 4TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 0J4
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F  [_]            Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  [_]                 No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

On February 28, 2005, Vermilion Energy Trust filed the 2004 annual report. The annual report is attached hereto as Exhibit A.

On February 28, 2005, Vermilion Energy filed Form 52-109FT1 - Certification of Annual filings - CEO. The certification is attached hereto as Exhibit B.

On February 28, 2005, Vermilion Energy Trust filed Form 52-109FT1 - Certification of Annual filings - CFO. The certification is attached hereto as Exhibit C.

On February 28, 2005, Vermilion Energy filed Form 13-502F1 - Annual Participation Fee for Reporting Issuers. The filing is attached hereto as Exhibit D.

On March 2, 2005, Vermilion Energy announced the 2004 tax treatment on distributions for unitholders in Canada and the United States. The press release is attached hereto as Exhibit E.



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           VERMILION ENERGY TRUST



                                           By: /s/ Curtis W. Hicks
                                               -----------------------
                                               Curtis W. Hicks
                                               Executive Vice President and
                                               Chief Financial Officer



Date: March 4, 2005

                                                                       EXHIBIT A
                                                                       ---------

[GRAPHIC OMITTED]
[LOGO - VERMILION ENERGY TRUST]



                                  ANNUAL REPORT

                                      2004




                              FINANCIAL STATEMENTS

                                       AND

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

TABLE OF CONTENTS

President's Message to Unitholders                                            3
Management's Discussion and Analysis                                          5
Management's Report to Unitholders                                           18
Auditors' Report to Unitholders                                              19
Financial Statements                                                         20
Notes to the Financial Statements                                            23
Trust Information                                                            40

ANNUAL GENERAL MEETING

May 6, 2005 at 10:00 a.m.
Grand Lecture Theatre
Metropolitan Centre
333 - 4th Avenue S.W.
Calgary, Alberta

ABBREVIATIONS

API               American Petroleum Institute
ARTC              Alberta Royalty Tax Credit
bbls              barrels
bbls/d            barrels per day
bcf               billion cubic feet
boe               barrel of oil equivalent
boe/d             barrel of oil equivalent per day
GJ                gigajoules
$m                thousands of dollars
$mm               millions of dollars
mbbls             thousand barrels
mboe              thousand barrels of oil equivalent
mcf               thousand cubic feet
mcf/d             thousand cubic feet per day
mmboe             million barrels of oil equivalent
mmcf              million cubic feet
mmcf/d            million cubic feet per day
MW                megawatt
NGLs              natural gas liquids
NPV               net present value
WTI               West Texas Intermediate


ANNUAL REPORT - VERMILION ENERGY TRUST                                         2

PRESIDENT'S MESSAGE TO UNITHOLDERS


As the only Canadian-based energy trust with assets outside North America, Vermilion is truly unique.

While high commodity prices have benefited the oil and gas sector, they have made it far more difficult and expensive to find attractive acquisitions in North America. Strategically, Vermilion began adding value-based international production and reserves more than eight years ago - giving us the distinct advantage of having assets, knowledge and experience about international operations. While one of our goals was to maintain a balance between international and Canadian assets, given the current market conditions for acquisitions in Canada, we believe there's better value internationally. Accordingly, we will use our competitive advantage to capture opportunities that offer significant value and attractive growth in 2005.

In fact, we've already begun. Early in 2005, we proposed to add a third core region by acquiring the oil production offshore Western Australia. In 2004, we acquired properties in the Netherlands, further strengthening our presence in Western Europe. Vermilion is now well positioned to expand our operations in three core regions: Canada, Western Europe and Australia. These areas should enable us to grow using modest development capital and accretive acquisition programs. Each area has stable political and economic climates, well-established oil and gas markets and growth opportunities ideally suited to sustain the trust model.

Economically attractive acquisitions are not the only way Vermilion is creating value. We are optimizing the value of our existing assets through traditional and unconventional means. During 2004, we participated in creating two new equity partnerships to fully exploit the value of selected assets. Verenex Energy Inc. ("Verenex") was launched to capitalize on higher-risk properties previously held within the Trust and to enable Vermilion to participate in an exciting international junior exploration and production company. Verenex has also taken great early strides beyond France - the Company was one of 12 and the only Canadian firm - to be awarded an exploration license in Libya's recent bid round. Verenex is rapidly gaining recognition as a respected participant in the world of high-stakes exploration. Vermilion owns 53.7% of Verenex, which trades on the Toronto Venture Exchange under the symbol VNX.

Vermilion entered a joint-venture partnership with Glacier Energy Limited ("Glacier") in June 2004, contributing one-half of our interest in 40,000 net acres of land in Central Alberta in return for a 38% equity position in Glacier. We're delighted to be working with one of Canada's foremost specialists in developing shallow gas and coalbed methane gas. The Trust will benefit in two ways: through the joint-venture growth opportunities from these previously under-exploited properties, and from our equity exposure in Glacier. We're very pleased with the results in this joint venture partnership to date and excited about the future potential drilling.

We divested our interest in Aventura Energy Inc. ("Aventura") in May 2004, generating net proceeds of $165 million to Vermilion. The goal of our equity ventures is to accelerate value creation from the Trust's assets and improve sustainability of the trust model by reducing the amount of `issued equity' capital required to replace production and reserves over the long term.

In 2004, we spent most of our development capital in Canada and France, allocating only a modest amount to the Netherlands. Our capital program is aimed at mitigating the natural declines from our reservoirs, but is generally insufficient to replace all of our production. Last year we focused our efforts on low-cost workovers and recompletions. In France, Vermilion completed the La Torche 2 well in the Paris Basin, yielding good oil production and expanding our drilling prospects in the area.

In 2005, we are increasing our capital program budget to $68 million, approximately $17 million higher than last year. We are encouraged by our exploitation opportunities, including the potential to improve our waterflood performance at Utikuma, our largest Canadian oil producing property, and the possibility of significantly enhancing recovery on our largest reservoir in France at Parentis. In Canada, our drilling plans include expanding the coalbed methane program with Glacier. We will also target infill-drilling prospects on our lands identified either by successful recompletions or historical success, predominantly in the Drayton Valley region. In France, we are planning to drill three to four wells in the Champotran/La Torche area and will continue a steady program of workovers and recompletions in the Parentis Basin.


ANNUAL REPORT - VERMILION ENERGY TRUST                                         3

In the third quarter of 2005, Verenex and Vermilion plan to run 3-D seismic on the Aquitaine Maritime prospect in the Bay of Biscay offshore southwest France to further delineate several attractive world-class structures, and we anticipate drilling one or two wells in the region in 2006. In the Netherlands, the average size of our acquired drilling prospects is approximately 45 bcf per well, significantly larger than most gas exploration plays in Western Canada. We will be working closely with our partners and regulatory authorities to initiate a drilling program, aspiring to drill our first well in late 2005. We are reviewing our capital program for Australia, however we anticipate fairly modest expenditures in 2005. As you can see, we really have a world of opportunities to sustain the Trust.

A strong team of experienced and dedicated people enhance Vermilion's progress. In 2004, we were very pleased to welcome Bob MacDougall as our new Chief Operating Officer. Bob has more than 19 years of experience in production and drilling operations and was previously General Manager of Production and Operations for ChevronTexaco's Western Canadian producing properties. We also welcomed Greg Hay as the General Manager of our Netherlands operations. Greg has almost 30 years of industry experience including a posting as the Managing Director of Wintershall AG's operations in the Netherlands with its 40,000 boe/d of net production.

Vermilion is pleased to introduce William F. Madison as the newest member of our Board. Now a consultant residing in Houston, Texas, Bill spent 35 years with Marathon Oil Company before he retired as the Senior Vice President, Worldwide Production. Vermilion is privileged to benefit from Bill's international experience and strategic perspective.

Vermilion's excellent progress is reflected in our value - our shares have doubled since converting to a trust two years ago. I thank all of our staff for their ongoing contributions to this outstanding effort. I'm looking forward to another exciting and rewarding year as we continue using our international advantage to deliver strong, sustainable returns to our investors and superior rewards for all of our stakeholders.


/s/ Lorenzo Donadeo

Lorenzo Donadeo
President & CEO
February 18, 2005


ANNUAL REPORT - VERMILION ENERGY TRUST                                         4

MANAGEMENT'S DISCUSSION AND ANALYSIS


The following is management's discussion and analysis (MD&A) dated February 11, 2004 of Vermilion's operating and financial results for the years ended December 31, 2004 and 2003. This discussion should be read in conjunction with the Trust's audited consolidated financial statements for the years ended December 31, 2004 and 2003, together with accompanying notes.

NON-GAAP MEASURES

Included in this report are references to terms commonly used in the oil and gas industry, such as cash flow and cash flow per unit which is expressed before changes in non-cash working capital and is used by the Trust to analyze operating performance, leverage and liquidity. These terms are not defined by Generally Accepted Accounting Principles ("GAAP"). Consequently, these are referred to as non-GAAP measures. Cash flow, as discussed in this report, appears as a separate caption on the Trust's cash flow statement and is reconciled to both net income and cash flow from operations.

FORWARD-LOOKING INFORMATION

This report contains forward-looking financial and operational information including earnings, cash flow, production and capital expenditure projections. These projections are based on the Trust's expectations and are subject to a number of risks and uncertainties that could materially affect the results. These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions.

HIGHLIGHTS                                                      2004       2003*       2002
-------------------------------------------------------------------------------------------
Revenues ($m)                                                354,525     314,146    287,540
Net earnings ($m)                                            108,917      41,216     41,322
   Per unit 2004, 2003, per share in 2002 ($)                   1.81        0.78       0.74
Funds from operations ($m)                                   170,179     144,761    157,365
   Per unit 2004, 2003, per share in 2002 ($)                   2.83        2.73       2.82
Return on equity (%)                                            28.9        12.0       13.7
Total assets ($m)                                            844,602     780,589    811,711
WTI (US$/bbl)                                                  41.40       31.04      25.83
AECO (CDN$/mcf)                                                 6.56        6.69       4.07
Realized price ($/boe)                                         39.48       37.52      30.75
CASH FLOW NETBACK ($/BOE) (1)                                  20.19       17.29      16.83
===========================================================================================

* Restated in accordance with accounting changes required by changes to the CICA handbook

(1) 2003 netbacks are calculated including the impact of $25.6 million of reorganization costs

2004 SUMMARY OF QUARTERLY RESULTS                             Q1       Q2       Q3      Q4
-------------------------------------------------------------------------------------------
Revenue ($m)                                              77,610   87,420   96,260  93,235
Net earnings from continuing operations ($m)               6,148   14,660   10,253  16,353
Net earnings ($m) (1)                                      6,976   73,535   10,253  18,153
NET EARNINGS ($/UNIT) (1)                                   0.11     1.23     0.17    0.30
===========================================================================================

2003 SUMMARY OF QUARTERLY RESULTS (RESTATED)                  Q1       Q2       Q3      Q4
-------------------------------------------------------------------------------------------
Revenue ($m)                                              87,579   81,094   72,359  73,114
Net earnings (loss) from continuing operations ($m)       (1,388)  27,999    9,331   6,759
Net earnings (loss) ($m)                                  (2,080)  27,578    8,687   7,031
NET EARNINGS (LOSS) ($/UNIT)                               (0.04)    0.53     0.16    0.13
===========================================================================================

(1) Net earnings and net earnings per unit is restated for non-controlling interest pertaining to exchangeable shares as required by changes to the CICA handbook.


ANNUAL REPORT - VERMILION ENERGY TRUST                                         5

QUARTERLY RESULTS

Quarterly results for the most recent two years have remained relatively consistent except in three instances. Net earnings in the three months ended March 31, 2003 were reduced as a result of the one-time re-organization costs of $25.6 million related to the Plan of Arrangement. The increase in earnings in the three months ended June 30, 2003 was related to the reduction in tax rates for Canadian resource activities combined with the fact that with the structure of the Trust, the future income tax liability recorded in the balance sheet will be recovered through earnings over time. The increase in earnings in the three months ended June 30, 2004 relates to the sale of Aventura for a net gain of $68.0 million. The Trust restated its prior period financial statements to reflect the Aventura net assets as "held for sale".

FOURTH QUARTER 2004

Revenue for the three months ended December 31, 2004 increased 28% over the three months ended December 31, 2003. This increase is due to an increase in production resulting from the acquisition of assets in the Netherlands as well as increased prices received. WTI increased 55% quarter over quarter and AECO increased 14% in the same period. Earnings increased significantly due mostly to the increase in revenues and the gain on derivative instruments for the quarter.

OPERATIONAL ACTIVITIES

In Canada, the Trust participated in the drilling of forty-three wells (23.0 net) in 2004, resulting in eight gas wells (4.4 net), two oil wells (1.7 net), two abandoned wells (0.7 net) and thirty-one standing wells (16.2 net) awaiting further evaluation, completion or tie-in. These numbers include 25 (10.8 net) wells drilled with Glacier, targeting coalbed methane and shallow gas. Less than one half of Vermilion's 2004 capital program in Canada was spent on drilling.

Vermilion will participate with Glacier in the drilling of 50-75 wells in 2005. The balance of Vermilion's 2005 drilling program will target infill wells identified by historical drilling success or recompletion success in the areas of interest.

In addition to the Trust's drilling operations, Vermilion had seven wells drilled on its lands by third party operators through farm-out arrangements in 2004. Vermilion maintained an overriding royalty or small working interest in these wells.

In France, Vermilion completed the La Torche 2 well during the first quarter of 2004 establishing further drilling opportunities which will be pursued over the next few years. In the Parentis field in the Aquitaine Basin workovers and recompletions enabled the Trust to maintain year-end exit rates of production in France constant at approximately 6,000 boe/d. Up to four wells could be drilled in the Paris Basin in 2005, depending upon the success of the program.

In the Netherlands, Vermilion assumed full operatorship of all properties and facilities, including operatorship of the Zuidwal offshore platform. The Trust also participated in the drilling and completion of the Zuidwal A-10 well. The well appears to be in communication with the existing Zuidwal reservoir and no additional reserves can be attributed to the A-10 well. Production from the Zuidwal field is expected to increase marginally as a result of the A-10 well and other workover activities currently underway. Vermilion will continue to pursue the optimization of production from the Netherland properties in 2005.

PRODUCTION

Production in Canada during 2004 averaged 5,723 bbls/d of oil and NGL's and 46.4 mmcf/d of natural gas compared to 6,678 bbls/d of oil and NGL's and 60.0 mmcf/d of natural gas in 2003. Fourth quarter production averaged 5,510 bbls/d of oil and NGL's and 41.3 mmcf/d of natural gas, representing an annual decline of approximately 17.7% compared to fourth quarter 2003 volumes.

Production in France averaged 6,018 boe/d in 2004 a 4.0% decline compared to 6,271 boe/d production in 2003. Fourth quarter production averaged 5,954 boe/d and benefited from a recent recompletion in the Parentis field in the Aquitaine Basin. Only one well, La Torche 2, was completed in 2004.

Production in the Netherlands, acquired in May 2004, averaged 3,519 boe/d annualized for the year. Fourth quarter production from the Netherlands averaged 5,593 boe/d.


ANNUAL REPORT - VERMILION ENERGY TRUST                                         6

Total Trust production averaged 22,990 boe/d in 2004, compared to 22,942 boe/d in 2003. Production declines in Canada and France were offset with the acquisition of production in the Netherlands. Vermilion will benefit from a full year of Netherlands production in 2005 as well as from additional volumes from our proposed Australian acquisition which was announced on February 1, 2005.

-------------------------------------------------------------------------------------------------------------------
                      YEAR ENDED DECEMBER 31, 2004    YEAR ENDED DECEMBER 31, 2003     YEAR ENDED DECEMBER 31, 2002
-------------------------------------------------------------------------------------------------------------------
                            OIL &  NATURAL                  OIL &  NATURAL                  OIL &  NATURAL
                             NGLS      GAS   TOTAL           NGLS      GAS   TOTAL           NGLS      GAS    TOTAL
                         (BBLS/D) (MMCF/D) (BOE/D)       (BBLS/D) (MMCF/D) (BOE/D)       (BBLS/D) (MMCF/D)  (BOE/D)
-------------------------------------------------------------------------------------------------------------------
Vermilion Energy Trust
     Canada                 5,723    46.38  13,453          6,678    59.96  16,671          7,669    69.56   19,262
     France                 5,763     1.53   6,018          6,018     1.51   6,271          6,053     1.32    6,273
     Netherlands (1)           13    21.03   3,519             --       --      --             --       --       --
-------------------------------------------------------------------------------------------------------------------
     TOTAL                 11,499    68.94  22,990         12,696    61.47  22,942         13,722    70.88   25,535
===================================================================================================================

(1)  Effective from May 19th, 2004

2004 QUARTERLY PRODUCTION (BOE/D)                                             Q1          Q2          Q3         Q4
-------------------------------------------------------------------------------------------------------------------
Canada                                                                    15,055      13,502      12,875     12,398
France                                                                     6,262       5,991       5,869      5,954
Netherlands (1)                                                               --       2,882       5,553      5,593
-------------------------------------------------------------------------------------------------------------------
TOTAL                                                                     21,317      22,375      24,297     23,945
===================================================================================================================
(1)  Effective from May 19th, 2004

2003 QUARTERLY PRODUCTION (BOE/D)                                             Q1          Q2          Q3         Q4
-------------------------------------------------------------------------------------------------------------------
Canada                                                                    17,908      17,739      16,001     15,073
France                                                                     6,224       6,334       6,090      6,437
-------------------------------------------------------------------------------------------------------------------
TOTAL                                                                     24,132      24,073      22,091     21,510
===================================================================================================================

CAPITAL EXPENDITURES

Capital spending for the year totalled $161.2 million compared to $79.6 million spent in 2003. Of this total, approximately $85 million relates to the acquisition in the Netherlands, $8.9 million relates to two minor acquisitions completed in the fourth quarter with the remainder spent on drilling and development activities.

CAPITAL EXPENDITURES ($M)                                                               2004        2003       2002
-------------------------------------------------------------------------------------------------------------------
Land                                                                                     493       1,520      9,914
Seismic                                                                                  787       1,272      5,947
Drilling and completion                                                               34,469      47,440     61,849
Production equipment and facilities                                                   15,757      11,887     16,443
Workovers                                                                              9,999      12,861     11,829
Capitalized exploration administration                                                 1,670       2,061      3,248
-------------------------------------------------------------------------------------------------------------------
Drilling and development expenditures                                                 63,175      77,041    109,230
Property acquisitions (dispositions)                                                  93,990      (1,294)    23,433
Corporate acquisitions                                                                    --          --     97,334
Other                                                                                  4,084       3,819      4,082
-------------------------------------------------------------------------------------------------------------------
                                                                                     161,249      79,566    234,079
===================================================================================================================

CAPITAL EXPENDITURES BY COUNTRY ($M)                                                    2004        2003       2002
-------------------------------------------------------------------------------------------------------------------
Canada                                                                                31,722      33,511    134,336
France                                                                                35,028      30,469     25,092
Netherlands                                                                           94,499          --         --
Trinidad                                                                                  --      15,586     74,651
-------------------------------------------------------------------------------------------------------------------
                                                                                     161,249      79,566    234,079
===================================================================================================================


ANNUAL REPORT - VERMILION ENERGY TRUST                                         7

FINANCIAL REVIEW

The Trust, excluding Verenex, generated cash flow of $169.8 million ($2.57 per unit including exchangeables) in 2004, compared to $144.8 million ($2.47 per unit including exchangeables) in 2003. The Trust's distributions in the year totalled $122.6 million or $2.04 per unit for a payout ratio of 72%. Capital expenditures in the year totalled $144.7 million. Vermilion's share of the cost to drill and complete the Zuidwal A-10 well has been included in the acquisition cost of the Netherlands assets and is not included in development capital. During the year, Vermilion contributed $15.3 million to the Trust's reclamation fund to provide for future abandonment liabilities bringing the fund balance to $17.0 million.

CASH FLOW NETBACKS

Cash flow was $170.2 million in 2004, up from $144.8 million in 2003. A higher average wellhead price was recorded in 2004 as a result of a 3% increase in AECO pricing and a 33% increase in average WTI pricing compared with 2003.

2004 CASH FLOW ($/BOE)               Q1            Q2          Q3           Q4          2004        2003       2002
-------------------------------------------------------------------------------------------------------------------
Oil and gas revenues              41.71         44.21       43.79        43.04         43.21       39.90      31.15
Oil hedging losses                (2.84)        (3.34)      (4.35)       (4.23)        (3.73)      (2.38)     (0.40)
Royalties (net)                   (9.67)        (8.33)      (6.74)       (5.75)        (7.54)      (8.92)     (6.56)
Transportation                    (1.43)        (1.35)      (0.99)       (0.97)        (1.17)      (1.24)        --
Operating costs                   (6.16)        (6.72)      (6.86)       (6.74)        (6.63)      (6.11)     (4.60)
-------------------------------------------------------------------------------------------------------------------
Operating netbacks                21.61         24.47       24.85        25.35         24.14       21.25      19.59
General and administration        (1.58)        (1.67)      (1.59)       (1.53)        (1.59)      (1.24)     (1.00)
Reorganization costs                 --            --          --           --            --       (1.05)        --
Interest                          (0.69)        (0.39)      (0.17)       (0.26)        (0.37)      (1.05)     (0.60)
Current and capital taxes         (1.24)        (1.99)      (2.81)       (1.97)        (2.03)      (0.59)     (1.17)
Foreign exchange                     --          0.05        0.09           --          0.04       (0.03)      0.01
-------------------------------------------------------------------------------------------------------------------
Cash flow netbacks                18.10         20.47       20.37        21.59         20.19       17.29      16.83
===================================================================================================================

2003 CASH FLOW ($/BOE)               Q1            Q2          Q3           Q4
--------------------------------------------------------------------------------
Oil and gas revenues              43.48         38.19       37.50        39.12
Oil hedging losses                (3.16)        (1.12)      (1.89)       (2.18)
Royalties (net)                   (9.54)        (9.38)      (8.51)       (8.24)
Transportation                    (1.16)        (1.34)      (1.10)       (1.35)
Operating costs                   (5.45)        (5.79)      (6.38)       (6.90)
--------------------------------------------------------------------------------
Operating netbacks                24.17         20.56       19.62        20.45
General and administration        (1.15)        (1.31)      (1.18)       (1.31)
Reorganization costs              (4.06)           --          --           --
Interest                          (0.95)        (1.00)      (1.18)       (1.06)
Current and capital taxes         (0.66)        (0.60)      (0.53)       (0.59)
Foreign exchange                     --            --          --        (0.11)
--------------------------------------------------------------------------------
Cash flow netbacks                17.35         17.65       16.73        17.38
================================================================================

REVENUE

Total revenues in 2004 were $354.5 million compared to $314.1 million in 2003. Vermilion's combined crude oil & NGL price was $47.26 per bbl for 2004, an increase of 13% over the $41.84 per bbl reported in 2003. The natural gas price realized in 2004 was $6.53 per mcf compared to $6.25 per mcf realized a year ago, a 4% year-over-year increase.

In the following chart, "Derivative instruments" is the amortization of the fair value loss of Vermilion's hedges in place as of January 1, 2004.


ANNUAL REPORT - VERMILION ENERGY TRUST                                         8

                                                                                           YEAR ENDED DECEMBER 31
($000'S EXCEPT PER BOE)                                                                    2004              2003
-------------------------------------------------------------------------------------------------------------------
Crude oil & NGL's                                                                      $199,060          $193,895
Per boe                                                                                  $47.26            $41.84
Natural gas                                                                             165,174           140,187
Per mcf                                                                                   $6.53             $6.25
-------------------------------------------------------------------------------------------------------------------
Combined                                                                                364,234           334,082
Derivative instruments                                                                   (9,709)          (19,936)
-------------------------------------------------------------------------------------------------------------------
Petroleum and natural gas revenue                                                      $354,525          $314,146
-------------------------------------------------------------------------------------------------------------------

DERIVATIVE INSTRUMENTS

Vermilion continues to manage its risk exposure through prudent commodity and currency economic hedging strategies. Vermilion has WTI hedges covering 1,500 bbls/d in 2005 at US$24.80/bbl. Vermilion has Brent hedges covering 1,500 bbls/d in 2005 at US$23.37/bbl.

The impact of Vermilion's hedging program reduced cash netbacks by $3.73 per boe on a combined basis for the year ended 2004 compared to an economic hedging loss of $2.38 per boe in 2003. Oil hedging resulted in a $34.1 million cost for the year, $4.04 per boe for the year. For 2003, oil hedging resulted in a $17.5 million cost for the year, $1.89 per boe for the year. For the year the Trust recorded a net gain from its currency hedges totalling $3.3 million, $0.39 per boe for the year.

ROYALTIES

Total royalties, net of ARTC, decreased to $7.54 per boe in 2004 or 17% of sales compared with $8.92 per boe or 22% of sales in 2003. The decrease is due mostly to the fact that there are no royalties paid in the Netherlands. Gas royalties in Canada have reached a plateau as prices have increased beyond the maximum royalty calculation. In France, royalties for the most part are calculated on a unit of production basis and rates do not fluctuate with price changes.

                                                                                           YEAR ENDED DECEMBER 31
($000'S EXCEPT PER BOE)                                                                    2004              2003
-------------------------------------------------------------------------------------------------------------------
Crude oil & NGL's                                                                       $31,105           $33,242
Per boe                                                                                   $7.39             $7.17
Natural gas                                                                              32,450            41,477
Per mcf                                                                                   $1.28             $1.85
-------------------------------------------------------------------------------------------------------------------
Combined                                                                                $63,555           $74,719
-------------------------------------------------------------------------------------------------------------------
Per boe                                                                                   $7.54             $8.92
-------------------------------------------------------------------------------------------------------------------

OPERATING COSTS

Operating costs increased to $6.63 per boe in 2004 from $6.11 per boe in 2003. The increase in the dollar amount of operating costs over 2003 was due to the acquisition of the Netherland's assets. In Canada, declining production volumes, as well as an increase in electricity rates in 2004, resulted in year over year increases in costs per boe. In France, operating costs are up due primarily to the increase in maintenance work performed in the second and third quarters. The production in the Netherlands reflects operating costs of $6.55 per boe from closing on May 19, 2004 to the end of the year.

                                                                                           YEAR ENDED DECEMBER 31
($000'S EXCEPT PER BOE)                                                                    2004              2003
-------------------------------------------------------------------------------------------------------------------
Crude oil & NGL's                                                                       $30,632           $30,951
Per boe                                                                                   $7.27             $6.68
Natural gas                                                                              25,285            20,210
Per mcf                                                                                   $1.00             $0.90
-------------------------------------------------------------------------------------------------------------------
Combined                                                                                $55,917           $51,161
-------------------------------------------------------------------------------------------------------------------
Per boe                                                                                   $6.63             $6.11
-------------------------------------------------------------------------------------------------------------------


ANNUAL REPORT - VERMILION ENERGY TRUST                                         9

TRANSPORTATION

Effective for 2004, Vermilion's transportation costs have been presented as an expense in the statement of earnings whereas previously they were recorded as a reduction of revenue. For comparative purposes, 2003 amounts have been reclassified. Transportation costs, as presented in the statement of earnings, are defined by the point of legal transfer of the product. Transportation costs are dependent upon where the product is sold, product split, location of properties, and industry transportation rates that are driven by supply and demand of available transport capacity. For gas production, legal title transfers at the intersection of major pipelines (referred to as "the Hub") whereas the majority of Vermilion's oil production is sold at the wellhead. The majority of Vermilion's transportation costs are made up of boat charges incurred in the Aquitaine Basin in France where oil production is transported by tanker from Ambes shipping terminal in Bordeaux to Donges, France.

                                                                                           YEAR ENDED DECEMBER 31
($000'S EXCEPT PER BOE)                                                                    2004              2003
-------------------------------------------------------------------------------------------------------------------
Transportation                                                                           $9,865           $10,370
-------------------------------------------------------------------------------------------------------------------
Per boe                                                                                   $1.17             $1.24
-------------------------------------------------------------------------------------------------------------------

GENERAL AND ADMINISTRATION EXPENSES

General and administration expenses for the year increased to $1.59 per boe from $1.24 per boe in 2003. The increase is mainly due to a reduction in the total costs capitalized combined with lower average production volumes on a consolidated basis.

                                                                                           YEAR ENDED DECEMBER 31
($000'S EXCEPT PER BOE)                                                                    2004              2003
-------------------------------------------------------------------------------------------------------------------
General and administration                                                              $13,410           $10,368
-------------------------------------------------------------------------------------------------------------------
Per boe                                                                                   $1.59             $1.24
-------------------------------------------------------------------------------------------------------------------

REORGANIZATION COSTS

Reorganization costs of $25.6 million in 2003 relate to Vermilion's decision to convert to a trust. Included in this amount are $8.8 million in transaction costs, which include investment banking fees as well as all accounting and legal fees related to the conversion. Also included is $16.8 million representing the value of trust units issued in exchange for the cancellation of all outstanding employee options. All of these costs were incurred in the first quarter of 2003.

UNIT COMPENSATION EXPENSE

A non-cash trust unit compensation expense of $3.18 per boe was recorded in 2004 compared to $0.99 per boe in 2003. This non-cash amount relates to the value attributable to rights granted to officers, directors and employees under the Trust Unit Rights Incentive Plan.

The amounts are determined based on the market price of the units at the financial statement date. The expense in 2004 reflects the significant increase in the trading price of Vermilion's trust units when compared to the unit trading price increases recorded in 2003.

                                                                                           YEAR ENDED DECEMBER 31
($000'S EXCEPT PER BOE)                                                                    2004              2003
-------------------------------------------------------------------------------------------------------------------
Unit compensation expense                                                               $26,766            $8,303
-------------------------------------------------------------------------------------------------------------------
Per boe                                                                                   $3.18             $0.99
-------------------------------------------------------------------------------------------------------------------


ANNUAL REPORT - VERMILION ENERGY TRUST                                        10

INTEREST EXPENSE

Interest expense decreased to $0.37 per boe in 2004 from $1.05 per boe in 2003 as a result of lower average debt levels. Debt levels are lower in 2004 primarily as a result of the December 2003 equity financing issue combined with the sale of Aventura which closed in May 2004. The Trust's interest rates are primarily based on short term Bankers' Acceptance rates.

                                                                                           YEAR ENDED DECEMBER 31
($000'S EXCEPT PER BOE)                                                                    2004              2003
-------------------------------------------------------------------------------------------------------------------
Interest                                                                                 $3,086            $9,348
-------------------------------------------------------------------------------------------------------------------
Per boe                                                                                   $0.37             $1.05
-------------------------------------------------------------------------------------------------------------------

DEPLETION AND DEPRECIATION EXPENSE

Depletion and depreciation expenses increased to $11.30 per boe in 2004 from $10.98 per boe in 2003. The increase is due mainly to the increase of finding and development costs in Canada. Depletion also increased as a result of the asset increase due to the implementation of the E1C 151 change described in accounting policy changes.

                                                                                           YEAR ENDED DECEMBER 31
($000'S EXCEPT PER BOE)                                                                    2004              2003
-------------------------------------------------------------------------------------------------------------------
Depletion and depreciation                                                              $95,279           $91,947
-------------------------------------------------------------------------------------------------------------------
Per boe                                                                                  $11.30            $10.98
-------------------------------------------------------------------------------------------------------------------

TAXES

The Trust's current tax provision has increased to $2.03 per boe in 2004 from $0.59 per boe in 2003. The current provision is based on an approximate $14.6 million tax liability in France (which includes payment of a disputed registration tax of 2.6 million Euros related to 1997 and payment of 1.6 million Euros related to an RCDM audit) and an approximate $8.5 million tax liability in the Netherlands for the full year. The tax liability in the Netherlands will be allocated to the purchase price for the period from January 1 to May 19 2004 in accordance with the allocation of revenues and expenses related to the Netherlands assets for that same time period. In Canada, it is anticipated that there will be no current taxes due with the exception of capital taxes which are assessed on an annual basis. The recovery in future income taxes is a result of the taxable portion of distribution payments made to unitholders. In the Trust's structure, payments are made between the operating company and the Trust transferring both income and future income tax liability to the unitholder. Therefore it is the opinion of management that no cash income taxes in Canada are expected to be paid by the operating company in the future, and as such, the future income tax liability recorded on the balance sheet related to Canadian operations will be recovered through earnings over time.

In 2004 a reduction in the Alberta corporate income tax rate was substantially enacted. This reduction amounted to a recovery of future income taxes of approximately $2 million in 2004.

                                                                                           YEAR ENDED DECEMBER 31
($000'S EXCEPT PER BOE)                                                                    2004              2003
-------------------------------------------------------------------------------------------------------------------
Current and capital tax                                                                 $17,108            $4,966
-------------------------------------------------------------------------------------------------------------------
Per boe                                                                                   $2.03             $0.59
-------------------------------------------------------------------------------------------------------------------

ASSET RETIREMENT OBLIGATION

At December 31, 2004, Vermilion had recorded an asset retirement obligation of $51.7 million for future abandonment and reclamation of its properties. Previously reported amounts for the period ended December 31, 2003 have been restated for the impact of the change in accounting policy for asset retirement obligation that was implemented in 2003 and required retroactive application with restatement of prior periods.

                                                                                           YEAR ENDED DECEMBER 31
($000'S EXCEPT PER BOE)                                                                    2004              2003
-------------------------------------------------------------------------------------------------------------------
Accretion expense                                                                        $2,261            $1,134
-------------------------------------------------------------------------------------------------------------------
Per boe                                                                                   $0.27             $0.13
-------------------------------------------------------------------------------------------------------------------


ANNUAL REPORT - VERMILION ENERGY TRUST                                        11

FOREIGN EXCHANGE

A combined realized and unrealized foreign exchange gain of $0.16 per boe was recorded in 2004 with a loss of $0.36 per boe in 2003. The gain is mostly unrealized and relates to the strengthening Canadian dollar versus the Euro on the Netherlands asset retirement obligation.

                                                                                           YEAR ENDED DECEMBER 31
($000'S EXCEPT PER BOE)                                                                    2004              2003
-------------------------------------------------------------------------------------------------------------------
Foreign exchange loss (gain)                                                           $(1,285)            $2,998
-------------------------------------------------------------------------------------------------------------------
Per boe                                                                                 $(0.16)             $0.36
-------------------------------------------------------------------------------------------------------------------

EARNINGS

Net earnings from continuing operations in the year increased to $47.4 million, $0.79 per unit from $42.7 million, $0.80 per unit in 2003. Earnings in the year were affected by the new accounting policies adopted in the year. The most significant changes to pre-tax earnings were unit compensation expense which added an additional expense of $26.8 million or $0.44 per unit and the loss on derivative instruments which decreased pre-tax earnings by $16.9 million or $0.28 per unit. Despite the changes in policy, earnings from continuing operations were similar to 2003 due to increased revenues resulting from stronger pricing this year over last. Earnings from discontinued operations were as a result of the sale of Aventura.

LIQUIDITY AND CAPITAL RESOURCES

Vermilion's debt (net of working capital) on December 31, 2004 was $84.7 million excluding Verenex working capital and the mark-to-market liability for unrealized hedging losses. There were no changes to Vermilion's credit facility in the year. The facility structure is comprised of a one year revolving period with a one year term to follow with a final settlement payment required at the end of the second year.

Vermilion maintained bank credit facilities of $240 million with a syndicate of banks, resulting in unused debt capacity of $155 million at December 31, 2004. These credit facilities automatically increase to $270 million upon finalization of security over the assets in the Netherlands. Vermilion is in a position to use its credit facilities to expand its business in 2005 if opportunities are identified that will add value.

LIQUIDITY AND CAPITAL RESOURCES                                                         2004        2003       2002
-------------------------------------------------------------------------------------------------------------------
Debt and working capital ($m)                                                         84,686     131,498    186,769
Bank facility ($m)                                                                   240,000     240,000    270,000
Unused bank facility ($m)                                                            155,314     108,502     83,231
Debt-to-cash-flow ratio (1)                                                             0.50        0.87       1.19
Debt-to-equity ratio (1)                                                                0.22        0.38       0.58
-------------------------------------------------------------------------------------------------------------------

(1) Debt includes working capital

Vermilion has a long-term and short-term need for capital. Short-term working capital will be required to finance accounts receivable, drilling deposits and other similar short-term assets. Short-term capital may also be used from time to time to fund cash distributions to maintain consistent monthly cash distributions to unitholders of the Trust. However, the acquisition and development of petroleum and natural gas properties requires large amounts of long-term capital. There are essentially three components in financing the capital needs of Vermilion: debt, equity and internally generated cash.

During 2004, Vermilion negotiated the terms of an amended credit facility with its banking syndicate to provide a revolving term loan of $240 million, increasing to $270 million upon completion of certain security arrangements. The period under the revolving term loan is expected to expire on June 30, 2005. That revolving period may be extended, at the option of the lenders, for a further 364 days. If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 12 months after the end of the revolving period. The cost of funds borrowed under the credit facility is calculated by reference to a Canadian chartered bank's prime rate or United States' base rate or a specified adjusted interbank deposit rate, stamping fee or discount rate, depending on the form of borrowing. Security for amounts outstanding is provided by, among other things, floating charge oil and gas debentures over all of the present assets and after-acquired assets. Vermilion anticipates the prudent use of increased amounts of debt as the cash flow stream of its assets supports additional debt capacity.


ANNUAL REPORT - VERMILION ENERGY TRUST                                        12

There is currently an active market for the equity financing of Canadian resource trusts. Accordingly, any future significant acquisition of producing properties is expected to be financed through the issuance of trust units combined with additional bank debt. The Trust accessed the capital markets in December 2003 by issuing 6.05 million trust units at a price of $14.10 per trust unit for gross proceeds of approximately $85 million. There are no assurances the equity markets will continue to be active for royalty trusts.

Internally generated cash is used mainly for distributions with any surplus amounts spent on capital requirements. Internal cash flow is significantly influenced by commodity prices. Other risks include exchange rates, interest rates and marketing opportunities, among others. For a thorough discussion of these risks and how they are managed by Vermilion, please see the section on Risk Management.

RECLAMATION FUND

Vermilion has established a reclamation fund for the ultimate payment of environmental and site restoration costs on its asset base. The reclamation fund will be funded by Vermilion Resources Ltd. and/or its subsidiaries. Contributions in 2004 totalled $15.3 million. The contribution in the second quarter included a one-time payment of $10 million as a result of a decision by management to use a portion of the proceeds from the sale of Aventura to build the fund to a more meaningful level. Contributions are currently made on a barrel of oil equivalent of production basis in Canada, France and the Netherlands and are occasionally supplemented with lump sum contributions. Contribution levels to the reclamation fund will be reviewed on a regular basis and will be adjusted when necessary to ensure reclamation obligations associated with the Trust's assets will be substantially funded when the costs are forecast to be incurred.

DISTRIBUTIONS

Vermilion maintained monthly distributions at $0.17 per unit for the year distributing a total of $122.6 million compared to $98.9 million in 2003 before the impact of the Trust's DRIP program. Vermilion has maintained its distributions at $0.17 per month since its conversion to a trust, resulting in 23 continuous months of distributions at this level. Of the distributions paid in the year, approximately 85% will be taxed in the hands of taxable Canadian unitholders' as other income. The balance, considered to be a return of capital, is tax deferred and will reduce the adjusted cost base of trust units held by unitholders'.

UNITHOLDERS' EQUITY

During the year approximately 1.5 million units were issued on conversion of exchangeable shares, unit rights exercised, issued pursuant to the terms of the Trust's bonus plan and unitholders' participation in the distribution reinvestment plan. Unitholders' capital increased during the year by $26.1 million as a result of the issuance of a portion of those units. This increase in equity was offset by cash distributions of $122.6 million in the year.

NON-CONTROLLING INTEREST

The Trust has recorded non-controlling interest attributed to the issued and outstanding exchangeable shares in accordance with new accounting requirements pursuant to EIC-151 (see Note 3 of the consolidated financial statements for further discussion). The intent of the new standard is that exchangeable shares of a subsidiary which are transferable to third parties, outside of the consolidated entity, represent a non-controlling interest in the subsidiary.

The exchangeable shares are transferable to third parties. In all circumstances, including in the event of liquidation or insolvency, holders of exchangeable shares will receive trust units in exchange for their exchangeable shares and as a result the exchangeable shares and trust units are considered to be economically equivalent. Therefore, the Trust does not believe that there is a permanent non-controlling interest as all exchangeable shares will ultimately be exchanged for trust units by passage of time whereby the exchangeable shares will be redeemed for trust units. Consequently, as the exchangeable shares are exchanged for trust units over time, the non-controlling interest will decrease and eventually will be nil when all exchangeable shares have been exchanged for trust units on or before January 22, 2013. However, the Trust has reflected the non-controlling interest in accordance with the requirements of EIC-151.


ANNUAL REPORT - VERMILION ENERGY TRUST                                        13

The non-controlling interest in 2004 of $23.1 million ($15.1 million in 2003) on the consolidated balance sheet represents the book value of exchangeable shares plus accumulated earnings attributable to the outstanding exchangeable shares. The reduction in 2004 and 2003 net income, respectively, of $8.7 million and $4.2 million, represents the net income attributable to the exchangeable shareholders for 2004 and 2003. As the exchangeable shares are converted to trust units, Unitholders' capital is increased for the fair value of the trust units issued.

As at December 31, 2004 there were 4.7 million exchangeable shares outstanding at exchange ratio of 1.26626 whereby 5.9 million trust units would be issuable upon conversion. The exchangeable shares can be converted into trust units or redeemed by the exchangeable share holder for trust units at any time. Vermilion may redeem all outstanding exchangeable shares on or before January 22, 2013 and may redeem the exchangeable shares at any time if the number of exchangeable shares outstanding falls below 500,000 shares. Vermilion may issue cash or trust units upon redemption of exchangeable shares and it is the intention to issue trust units upon redemption.

PROPOSED TRANSACTION

On February 1, 2005, the Trust announced that it has entered into a letter of intent to acquire 4,800 bopd of production through a 60% operated interest in an offshore field located on Western Australia's Northwest Shelf. The purchase price for the proposed transaction is approximately C$95 million effective January 1, 2005, subject to normal closing adjustments, and the transaction is scheduled to close by March 1, 2005. Closing is subject to the parties entering into a definitive purchase and sale agreement, the satisfaction of all conditions precedent and the receipt of all necessary regulatory approvals. The transaction is also subject to the waiver of first rights of refusal by the owner of the remaining 40% working interest.

DISCONTINUED OPERATIONS

The Trust made a strategic decision to sell its interest in the Trinidad operations. On May 6, 2004, the Trust completed the sale of the shares of its subsidiary, Aventura, for gross proceeds of $164.6 million. As a result, the Trust realized an estimated $68.0 million (net of tax) gain on the sale of shares, which was recorded in the second quarter.

RISK MANAGEMENT

Crude oil and natural gas exploration, production, acquisition and marketing operations involve a number of risks. These risks include operational fluctuations in commodity prices, exchange rates, interest rates, exploration uncertainties, product demand, transportation restrictions and governmental regulatory changes.

Vermilion considers its commodity price risk management program as a form of insurance that protects its cash flow and rate of return. The primary objective of the risk management program is to support Vermilion's distributions and its internal capital development program. Maintenance of a strong financial position and a stable cash flow stream through the development of long-life reserves is key to mitigating business risks.

To manage the adverse impact of significant movements in commodity prices, exchange rates and interest rates, Vermilion uses over-the-counter financial structures as well as fixed/collar structures as a part of physical natural gas sales. Vermilion has strict controls and guidelines in place and enacts transactions only with counter parties that have high credit ratings.

Vermilion maintains an insurance program consistent with industry practice to protect against losses from accidental destruction of assets, well blowouts, pollution and other business interruptions.

CURRENCY RISK

Vermilion's primary exposure to currency risk comes from a revenue stream in Canada and France that is denominated in U.S. dollars. Vermilion's exposure to fluctuations in the Euro is limited primarily to reinvestment and repatriation of funds and forward-sale contracts can be used to mitigate these risks. The remaining cash flow from Vermilion's French operations is reinvested in France, creating a natural hedge to the working capital and cash flow stream when they are converted to Euros.


ANNUAL REPORT - VERMILION ENERGY TRUST                                        14

CRITICAL ACCOUNTING ESTIMATES

The amounts recorded for depletion and depreciation of property, plant and equipment and the provision for future asset retirement obligations are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.

SENSITIVITIES

Crude oil and natural gas prices may change significantly because of factors Vermilion cannot control. The following table provides a summary of estimated sensitivities to price fluctuations for pro-forma production levels and expenses for the year ended December 31, 2005.

                                                                CASH AVAILABLE FOR DISTRIBUTIONS     CASH AVAILABLE
                                                                PER UNIT AND EXCHANGEABLE SHARES  FOR DISTRIBUTIONS
-------------------------------------------------------------------------------------------------------------------
Change in crude oil price by Cdn$1.00/bbl                                             $     0.04     $  2.6 million
Change in natural gas price by Cdn$0.10/mcf                                           $     0.01     $  1.0 million
Change in interest rate by one point                                                  $     0.01     $  0.7 million
Change in Cdn/U.S. foreign exchange rate by one point                                 $     0.02     $  1.7 million
CHANGE IN CDN/EURO FOREIGN EXCHANGE RATE BY ONE POINT                                 $     0.00     $  0.3 MILLION
-------------------------------------------------------------------------------------------------------------------

OFF BALANCE SHEET ARRANGEMENTS

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of December 31, 2004.

The Trust has not entered into any guarantee or off balance sheet arrangements that would adversely impact the Trust's financial position or results of operations.

NEW ACCOUNTING PRONOUNCEMENTS

In 2004, the Trust has applied the requirements of EIC-151 "Exchangeable Securities issued by Subsidiaries on Income Trusts". The Trust's interpretation of this EIC is that the exchangeable securities issued by a corporate subsidiary of the Trust would continue to qualify as a component of Unitholders' Equity rather than non-controlling interest as proposed by the EIC. However, it is the Trust's understanding that the EIC has had recent discussions indicating that the intent of EIC-151 was that all transferable exchangeable shares would be valued and presented as non-controlling interest and as such, the Trust's exchangeable shares have been presented as non-controlling interest in the accompanying consolidated financial statements. As a result, net income was reduced by $8.7 million and $4.2 million, respectively for the non-controlling interest's share of earnings in each of 2004 and 2003.

CICA Accounting Guideline 13 (AcG-13), "Hedging Relationships", became effective for fiscal years beginning on or after July 1, 2003. AcG-13 addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to continue hedge accounting for positions hedged with derivatives. Vermilion is not applying hedge accounting to its hedging relationships, electing instead to account for its hedging activities on a fair value basis. The change in fair value of derivative instruments in 2004 resulted in a $2.00 pre-tax per boe reduction to earnings.


ANNUAL REPORT - VERMILION ENERGY TRUST                                        15

In 2004, Vermilion adopted the new CICA Handbook section 3110, "Asset Retirement Obligations". This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes in the underlying cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time. The adoption of CICA Handbook section 3110 allows for the cumulative effect of the change in accounting policy to be booked to accumulated income with the restatement of prior period comparatives. The adoption of the asset retirement obligation accounting policy, which has been applied retroactively, resulted in a new line item to the income statement called accretion expense which was $0.27 per boe in 2004.

The Trust has a Unit Rights Incentive Plan (the "Plan") for directors, officers and employees. The exercise price of the rights granted may be reduced in future periods under certain conditions. The amount of the reduction cannot be reasonably estimated, as it is dependent upon a number of factors. Therefore, it is not possible to determine a fair value for the rights granted using a traditional option-pricing model and compensation expense has been determined based on the intrinsic value of the rights at the date of exercise or at the date of the financial statements for unexercised rights. The Trust adopted the provisions outlined in Section 3870 Stock Based Compensation of the CICA Handbook in the period and applied the new policy retroactively. Unit compensation expense in 2004 was $3.18 per boe.

Effective January 1, 2004 the Trust adopted Accounting Guideline 16 "Oil and Gas Accounting - Full Cost", which replaces Accounting Guideline 5 "Full Cost Accounting in the Oil and Gas Industry". Accounting Guideline 16 ("AcG-16") modifies how impairment is tested and is consistent with CICA section 3063 "Impairment of Long-lived Assets". Under AcG-16, impairment is recognized if the carrying amount of the capital assets exceeds the sum of the undiscounted cash flows expected to result from the Trust's proved reserves. If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying amounts of the capital assets to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves. This calculation incorporates risks and uncertainties in the expected future cash flows which are discounted using a risk-free rate. Any excess carrying value above the net present value of the future cash flows would be recorded as a permanent impairment. Previously, impairment was tested based on undiscounted future net revenues using proved reserves, and providing for future general and administration expenses, carrying costs, and taxes. The adoption of AcG-16 had no effect on the Trust's financial results.

CONTRACTUAL OBLIGATIONS

Vermilion has a pipeline transportation commitment that runs to October 31, 2005, and has minimum annual payment requirements of Cdn$0.1 million.

ENVIRONMENT, HEALTH AND SAFETY

Vermilion remains committed to conducting its activities in an environmentally responsible manner, protecting the health and safety of its employees and the public in every country in which it operates. It is a condition of employment that Vermilion personnel work safely and in accordance with established regulations and procedures.

In 2004, Vermilion remained committed to the principles of the Environment, Health and Safety Stewardship Program set out by the Canadian Association of Petroleum Producers (CAPP). This voluntary initiative promotes continual improvement in the areas of environment, health and safety performance, supplemented by progress reports to stakeholders.

Vermilion continued its commitment to protect land, water and air, as policies and procedures, demonstrating leadership in these areas, were maintained and further developed in 2004. Examples of accomplishments during the year included:

- Reducing long-term environmental liabilities through decommissioning, abandoning and reclaiming well leases and facilities;

-    Monitoring long-term liabilities through regular inspections;

-    Continuing reductions in flaring and greenhouse gas emissions;

-    Minimizing waste products by reducing, recycling and recovering; and

- Continuing risk management efforts with detailed emergency-response planning.


ANNUAL REPORT - VERMILION ENERGY TRUST                                        16

Vermilion is a member of several organizations concerned with environment, health and safety, including the Western Canadian Air Shed and numerous area co-operatives.

In the area of stakeholder relations, Vermilion works to build long-term relationships with environmental stakeholders and communities.

CORPORATE GOVERNANCE

Vermilion is committed to a high standard of corporate governance practices, a dedication that begins at Board level and extends throughout the Trust. We believe good corporate governance is in the best interest of our unitholders, and that successful companies are those that deliver growth and a competitive return along with a commitment to the environment, to the communities where they operate and to their employees. We comply with the objectives and guidelines relating to corporate governance adopted by the Toronto Stock Exchange. In addition, the Board monitors and considers the implementation of corporate governance standards proposed by various regulatory and non-regulatory authorities in Canada. A full examination of our corporate governance policies will be provided in our annual Information Circular, which will be filed on SEDAR (www.sedar.com) and mailed to all unitholders on or before March 31, 2005.



ANNUAL REPORT - VERMILION ENERGY TRUST                                        17

MANAGEMENT'S REPORT TO UNITHOLDERS


The accompanying consolidated financial statements of Vermilion Energy Trust are the responsibility of management and have been approved by the Board of Directors of Vermilion Resources Ltd., on behalf of the Trust. The financial statements have been prepared in accordance with accounting policies detailed in the notes to the financial statements and are in accordance with accounting principles generally accepted in Canada. Where necessary, management has made informed judgments and estimates of transactions that were not complete at the balance sheet date. Financial information throughout the Annual Report is consistent with the financial statements.

Management ensures the integrity of the financial statements by maintaining high-quality systems of internal control. Procedures and policies are designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded, and that the financial records are reliable for preparation of the financial statements.

Deloitte & Touche LLP, the Trust's external auditors, have conducted an examination of the consolidated financial statements in accordance with generally accepted auditing standards in Canada and have provided an independent opinion.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board carries out this responsibility principally through the Audit Committee, which is appointed by the Board and is comprised entirely of independent Directors. The Committee meets periodically with management and the external auditors to satisfy itself that each party is properly discharging its responsibilities and to review the consolidated financial statements, the Management's Discussion and Analysis and the external Auditors' Report before they are presented to the Board of Directors.


/s/ Lorenzo Donadeo                                   /s/ Curtis W. Hicks

Lorenzo Donadeo                                       Curtis W. Hicks
President & Chief Executive Officer                   Executive Vice President &
                                                      Chief Financial Officer

February 18, 2005



ANNUAL REPORT - VERMILION ENERGY TRUST                                        18

AUDITORS' REPORT TO UNITHOLDERS


We have audited the consolidated balance sheets of Vermilion Energy Trust (the "Trust") as at December 31, 2004 and 2003 and the consolidated statements of earnings and accumulated earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.


Calgary, Alberta CANADA                                Deloitte & Touche LLP
February 18, 2005                                      Chartered Accountants




ANNUAL REPORT - VERMILION ENERGY TRUST                                        19

CONSOLIDATED BALANCE SHEETS
DECEMBER 31
(THOUSANDS OF CANADIAN DOLLARS)
                                                                                        2004                 2003
------------------------------------------------------------------------------------------------------------------
                                                                                             (Restated Notes 3,4)
ASSETS
CURRENT
   Cash and cash equivalents                                                  $       65,031        $      44,320
   Accounts receivable                                                                54,044               37,178
   Crude oil inventory                                                                 4,468                3,477
   Fair value of derivative instruments (Note 15)                                         68                   --
   Prepaid expenses and other                                                          5,022                2,949
   Current assets related to discontinued operations (Note 4)                             --                8,559
------------------------------------------------------------------------------------------------------------------
                                                                                     128,633               96,483
Deferred charges for derivative instruments (Note 15)                                  4,718                   --
Long-term investment (Note 6(b))                                                       5,398                   --
Reclamation fund                                                                      17,016                1,678
Capital assets related to discontinued operations (Note 4)                                --               85,597
Capital assets (Note 7)                                                              688,837              596,831
------------------------------------------------------------------------------------------------------------------
                                                                              $      844,602        $     780,589
==================================================================================================================

LIABILITIES
CURRENT
   Accounts payable and accrued liabilities                                   $       85,837        $      78,515
   Distributions payable to unitholders                                               10,320               10,065
   Income taxes payable                                                               23,798                4,966
   Fair value of derivative instruments (Note 15)                                     21,678                   --
   Current liabilities related to discontinued operations (Note 4)                        --                1,371
------------------------------------------------------------------------------------------------------------------
                                                                                     141,633               94,917
Long-term debt (Note 9)                                                               75,014              135,558
Asset retirement obligation (Note 8)                                                  51,688               15,570
Future income taxes related to discontinued operations (Note 4)                           --                6,919
Future income taxes (Note 10)                                                        145,680              151,198
------------------------------------------------------------------------------------------------------------------
                                                                                     414,015              404,162
------------------------------------------------------------------------------------------------------------------
NON-CONTROLLING INTEREST (NOTE 6(A))                                                  16,257                   --
------------------------------------------------------------------------------------------------------------------
NON-CONTROLLING INTEREST-- EXCHANGEABLE SHARES (NOTE 12)                              23,069               15,129
------------------------------------------------------------------------------------------------------------------

UNITHOLDERS' EQUITY
   Unitholders' capital (Note 11)                                                    247,928              221,858
   Contributed surplus (Note 11)                                                      27,697               10,100
   Accumulated earnings                                                              337,186              228,269
   Accumulated cash distributions                                                   (221,550)             (98,929)
------------------------------------------------------------------------------------------------------------------
                                                                                     391,261              361,298
------------------------------------------------------------------------------------------------------------------
                                                                              $      844,602        $     780,589
==================================================================================================================


APPROVED BY THE BOARD


/s/ Joseph F. Killi                                /s/ Lorenzo Donadeo
Joseph F. Killi, Director                          Lorenzo Donadeo, Director


ANNUAL REPORT - VERMILION ENERGY TRUST                                        20

CONSOLIDATED STATEMENTS OF EARNINGS AND ACCUMULATED EARNINGS
YEARS ENDED DECEMBER 31
(THOUSANDS OF CANADIAN DOLLARS, EXCEPT UNIT AND PER UNIT AMOUNTS)
                                                                                        2004                   2003
----------------------------------------------------------------------------------------------------------------------
                                                                                                (Restated Notes 3,4)
REVENUE
   Petroleum and natural gas revenue (Note 15)                                $      354,525           $     314,146
   Royalties (net)                                                                    63,555                  74,719
----------------------------------------------------------------------------------------------------------------------
                                                                                     290,970                 239,427
----------------------------------------------------------------------------------------------------------------------

EXPENSES
   Production                                                                         55,917                  51,161
   Transportation                                                                      9,865                  10,370
   Accretion (Note 8)                                                                  2,261                   1,134
   Unit compensation (Note 13)                                                        26,766                   8,303
   Loss on derivative instruments (Note 15)                                           38,597                      --
   Interest on long-term debt                                                          3,086                   9,348
   General and administration                                                         13,410                  10,368
   Reorganization costs (Note 5)                                                          --                 25,628
   Foreign exchange (gain) loss                                                       (1,285)                  2,998
   Depletion and depreciation                                                         95,279                  91,947
----------------------------------------------------------------------------------------------------------------------
                                                                                     243,896                 211,257
----------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES, OTHER ITEMS AND
   DISCONTINUED OPERATIONS                                                            47,074                  28,170
----------------------------------------------------------------------------------------------------------------------

INCOME TAXES (RECOVERY) (NOTE 10)
   Future                                                                            (21,033)                (23,832)
   Current                                                                            16,583                   4,205
   Capital                                                                               525                     761
----------------------------------------------------------------------------------------------------------------------
                                                                                      (3,925)                (18,866)
----------------------------------------------------------------------------------------------------------------------
OTHER ITEMS
   Non-controlling interest - exchangeable shares (Note 12)                            3,882                   4,335
   Non-controlling interest (Note 6(a))                                                 (338)                     --
   Equity in losses of affiliate (Note 6(b))                                              41                      --
----------------------------------------------------------------------------------------------------------------------
                                                                                       3,585                   4,335
----------------------------------------------------------------------------------------------------------------------
NET EARNINGS FROM CONTINUING OPERATIONS                                               47,414                  42,701
----------------------------------------------------------------------------------------------------------------------
   Net earnings (loss) from discontinued operations (Note 4)                          66,286                  (1,642)
   Non-controlling interest - exchangeable shares (gain) (Note 12)                     4,783                    (157)
----------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                                         108,917                  41,216
----------------------------------------------------------------------------------------------------------------------

ACCUMULATED EARNINGS, BEGINNING OF YEAR, AS PREVIOUSLY REPORTED                      240,493                 183,751
   Changes in accounting policies (Note 3)                                           (12,224)                  3,302
----------------------------------------------------------------------------------------------------------------------
   Accumulated earnings, beginning of year, as restated                              228,269                 187,053
----------------------------------------------------------------------------------------------------------------------
ACCUMULATED EARNINGS, END OF YEAR                                             $      337,186           $     228,269
======================================================================================================================

NET EARNINGS FROM CONTINUING OPERATIONS PER TRUST UNIT (NOTE 14):
   Basic                                                                      $         0.79           $        0.80
   Diluted                                                                    $         0.77           $        0.80
----------------------------------------------------------------------------------------------------------------------

NET EARNINGS PER TRUST UNIT (NOTE 14):
   Basic                                                                      $         1.81           $        0.78
   Diluted                                                                    $         1.77           $        0.77
----------------------------------------------------------------------------------------------------------------------

WEIGHTED-AVERAGE TRUST UNITS OUTSTANDING (NOTE 14):
   Basic                                                                          60,166,163              53,114,697
   Diluted                                                                        66,375,229              59,093,044
======================================================================================================================

ANNUAL REPORT - VERMILION ENERGY TRUST                                        21

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31
(THOUSANDS OF CANADIAN DOLLARS)
                                                                                        2004                   2003
----------------------------------------------------------------------------------------------------------------------
                                                                                                (Restated Notes 3,4)
CASH AND CASH EQUIVALENTS PROVIDED BY (USED IN):

OPERATING
Net earnings                                                                  $      108,917           $      41,216
Items not affecting cash:
   Depletion and depreciation                                                         95,279                  91,947
   Amortization of deferred charges for derivative instruments                         9,709                      --
   Unrealized loss on derivative instruments                                           7,183                      --
   Unit compensation                                                                  26,766                   8,303
   Accretion                                                                           2,261                   1,134
   Equity in losses of affiliate                                                          41                      --
   Unrealized foreign exchange (gain) loss                                              (985)                  2,766
   Amortized deferred financing costs                                                     --                     590
   Non-controlling interest                                                             (338)                     --
   Non-controlling interest - exchangeable shares                                      8,665                   4,178
   Trust units issued on cancellation of employee stock options (Note 5)                  --                  16,817
   (Earnings) loss from discontinued operations                                      (66,286)                  1,642
   Future income taxes (recovery)                                                    (21,033)                (23,832)
----------------------------------------------------------------------------------------------------------------------
Funds from operations                                                                170,179                 144,761
Asset retirement costs incurred                                                       (1,281)                 (2,034)
Changes in non-cash operating working capital (Note 16)                               22,479                  13,168
----------------------------------------------------------------------------------------------------------------------
                                                                                     191,377                 155,895
----------------------------------------------------------------------------------------------------------------------

INVESTING
   Proceeds on sale of Aventura (Note 4)                                             164,585                      --
   Drilling and development of petroleum and natural gas properties                  (67,259)                (66,919)
   Cash acquired through acquisition of subsidiary                                        62                      --
   Acquisition of petroleum and natural gas properties (Note 6)                      (72,985)                     --
   Contributions to reclamation fund                                                 (15,338)                 (1,678)
   Changes in non-cash investing working capital (Note 16)                           (37,131)                 (2,673)
----------------------------------------------------------------------------------------------------------------------
                                                                                     (28,066)                (71,270)
----------------------------------------------------------------------------------------------------------------------

FINANCING
   Issue of trust units for cash, net of unit issue costs                              8,836                  81,953
   Cash distributions                                                               (122,366)                (88,864)
   Decrease in long-term debt                                                        (60,544)                (57,467)
   Issue of trust units pursuant to distribution reinvestment plan                     6,662                   6,209
   Cash acquired on shares issued by subsidiary, net of share issue costs             24,206                      --
   Increase in deferred financing costs                                                   --                    (155)
   Changes in non-cash financing working capital (Note 16)                               104                    (402)
----------------------------------------------------------------------------------------------------------------------
                                                                                    (143,102)                (58,726)
----------------------------------------------------------------------------------------------------------------------
FOREIGN EXCHANGE (LOSS) GAIN ON CASH HELD IN FOREIGN CURRENCIES                          502                  (4,103)
----------------------------------------------------------------------------------------------------------------------

NET CHANGE IN CASH AND CASH EQUIVALENTS                                               20,711                  21,796
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                          44,320                  22,524
----------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                        $       65,031           $      44,320
======================================================================================================================
SUPPLEMENTARY INFORMATION - CASH PAYMENTS
   Interest paid                                                              $        3,512           $      10,080
======================================================================================================================
   Income taxes paid                                                          $       14,208           $       9,869
======================================================================================================================


ANNUAL REPORT - VERMILION ENERGY TRUST                                        22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT UNIT AND PER UNIT AMOUNTS)

1.  BASIS OF PRESENTATION

Vermilion Energy Trust (the "Trust" or "Vermilion") was established on January 22, 2003, under a Plan of Arrangement entered into by the Trust, Vermilion Resources Ltd. ("Resources" or the "Company"), Clear Energy Inc. ("Clear") and Vermilion Acquisition Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture ("Trust Indenture"). Computershare Trust Company of Canada has been appointed trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of trust units.

As a result of the completion of the Plan of Arrangement involving the Trust, the Company, Clear and Vermilion Acquisition Ltd., former holders of common shares of the Company, received units of the Trust or exchangeable shares of the Company or a combination thereof, in accordance with the elections made by such holders, and common shares of Clear (Note 5). The Company became a subsidiary of the Trust. The Company is actively engaged in the business of oil and natural gas development, acquisition and production.

Prior to the Plan of Arrangement on January 22, 2003, the consolidated financial statements included the accounts of the Company and its subsidiaries. After giving effect to the Plan of Arrangement, the consolidated financial statements have been prepared on a continuity of interests basis, which recognizes the Trust as the successor entity to Resources.

2.  SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Trust and its subsidiaries on a consolidated basis, all of which are wholly owned, except Verenex Energy Inc. ("Verenex") (Note 6a). Inter-company account balances and transactions are eliminated upon consolidation.

PETROLEUM AND NATURAL GAS OPERATIONS

The Trust uses the full-cost method of accounting for petroleum and natural gas operations and capitalizes all exploration and development costs on a country-by-country basis. These costs include land acquisition, geological and geophysical costs, drilling (including related overhead) on producing and non-producing properties and other carrying charges on unproven properties. Proceeds of disposition are applied against the cost pools with no gain or loss recognized except where the disposition results in a greater than 20% change in the rate of depletion and depreciation.

Amortization of these costs is done on a country-by-country basis and is calculated on the unit-of-production method based on estimated proven reserves, before royalties, as determined by independent engineers. The cost of significant unevaluated properties is excluded from the depletion and depreciation base. For purposes of depletion and depreciation calculations, oil and gas reserves are converted to a common unit of measure on the basis of their relative energy content based on a conversion ratio of six thousand cubic feet of natural gas to a barrel of oil.

The carrying value of the Trust's petroleum and natural gas properties is limited to the sum of the undiscounted cash flows expected to result from the Trust's proved reserves on a country by country basis. If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying amounts of the capital assets to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves (the "ceiling test"). This calculation incorporates risks and uncertainties in the expected future cash flows which are discounted using a risk-free rate. Any excess carrying value above the net present value of the future cash flows would be recorded as a permanent impairment charged to earnings.

Substantially all of the exploration, development and production activities of the Trust are conducted jointly with others and, accordingly, the consolidated financial statements reflect only the Trust's proportionate interest in such activities.


ANNUAL REPORT - VERMILION ENERGY TRUST                                        23

The Trust recognizes the estimated liability associated with an asset retirement obligation ("ARO") in the consolidated financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production method over the life of the proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

The amounts recorded for depletion and depreciation of property, plant and equipment are based on estimates. The ceiling test calculation is based on the sum of the undiscounted cash flows expected to result from the Trust's proved reserves. The asset retirement obligation is based on liabilities related to legal obligations associated with future retirement of property, plant and equipment. By their nature, these estimates are subject to measurement uncertainty, and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include monies on deposit and short-term investments accounted for at cost that have a maturity date of not more than 90 days.

FURNITURE AND EQUIPMENT

Furniture and equipment are recorded at cost and are being amortized on a declining-balance basis at rates of 20% to 50% per year.

CRUDE OIL INVENTORIES

Inventories of crude oil, consisting of production awaiting shipment at the Ambes Shipping Terminal in France, are valued at lower of cost or net realizable value. Cost is determined on a weighted-average basis.

UNIT RIGHTS INCENTIVE PLAN

The Trust has a unit-based long-term compensation plan for directors, officers and employees of the Trust and its subsidiaries. Unit compensation expense is measured based on the intrinsic value of the right at the date of exercise or at the date of the consolidated financial statements for unexercised rights.

Unit compensation expense associated with rights granted is deferred and recognized in earnings over the vesting period of the Plan with a corresponding increase or decrease in contributed surplus. Changes in the intrinsic value of unexercised rights after the vesting period are recognized in earnings in the period of change with a corresponding increase or decrease in contributed surplus. This method of determining compensation expense may result in large fluctuations, even recoveries, in unit compensation expense due to changes in the underlying price of the trust units. Recoveries of unit compensation expense will only be recognized to the extent of previously recorded cumulative compensation expense associated with rights exercised or outstanding at the date of the consolidated financial statements.

Consideration paid upon the exercise of the rights together with the amount previously recognized in contributed surplus is recorded as an increase in unitholders' capital. The Trust has not incorporated an estimated forfeiture rate for rights that will not vest, rather, the Trust accounts for forfeitures as they occur. See Note 13 for a description of the long-term compensation plan.

DEFERRED CHARGES FOR DERIVATIVE FINANCIAL INSTRUMENTS

Deferred charges for derivative financial instruments is the fair value of all outstanding derivative financial instruments at January 1, 2004 that were recorded on the consolidated balance sheet with an offsetting amount to deferred charges. The deferred charge is recognized into revenue over the life of the associated contracts.

REVENUE RECOGNITION

Revenues associated with the sale of crude oil, natural gas and liquids are recorded when title passes to the customer.


ANNUAL REPORT - VERMILION ENERGY TRUST                                        24

DERIVATIVE FINANCIAL INSTRUMENTS

The Trust has not elected to designate any of its price risk management activities as accounting hedges under Accounting Guideline 13, Hedging Relationships ("AcG-13") and will account for all these derivative financial instruments using the fair value method. The Trust uses derivative financial instruments to manage exposures to fluctuations in commodity prices, interest rates and foreign currency exchange rates. All transactions of this nature entered into by the Trust are related to an underlying financial position or to future petroleum and natural gas production. The Trust does not use derivative financial instruments for trading purposes. The fair value of derivative financial instruments are recorded in the consolidated balance sheet with changes in fair value of derivative financial instruments recognized in earnings during the period.

PER-UNIT AMOUNTS

Net earnings per unit are calculated using the weighted-average number of units outstanding during the period. Diluted net earnings per unit are calculated using the treasury stock method to determine the dilutive effect of unit-based compensation and include the weighted-average number of exchangeable shares outstanding converted at the exchange ratio at the end of each period. The treasury stock method assumes that the proceeds received from the exercise of "in the money" trust unit rights are used to repurchase units at the average market price during the period.

FOREIGN CURRENCY TRANSLATION

Foreign currency balances of foreign subsidiaries, which are considered to be integrated, are translated on the following basis:

- Monetary assets and liabilities are translated at the rates of exchange prevailing at the balance sheet dates;

- Non-monetary assets, liabilities and related depreciation and depletion expense are translated at historical rates; and

- Sales, other revenues, royalties and all other expenses are translated at the average rate of exchange during the month in which they are recognized.

Any resulting foreign exchange gains and losses are included in earnings.

LONG-TERM INVESTMENT

The Trust's 38% investment in Glacier is accounted for using the equity basis of accounting whereby the investment cost is increased or decreased for the Trust's ownership percentage of net earnings or loss and reduced by dividends paid to the Trust.

The Trust reviews and evaluates the carrying value of its investment annually. More frequent reviews are conducted as conditions necessitate. In the event a decrease in the value of the investment is other than a temporary decline, the investment is written down to recognize the loss.

RECLAMATION FUND

A reclamation fund has been set up by the Trust to ensure that cash is available to carry out future abandonment and reclamation work on wells, plants and facilities. Contributions are currently made on a barrel of oil equivalent of production basis in Canada, France and the Netherlands and are occasionally supplemented with lump sum contributions.

INCOME TAXES

The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the unitholders. As the Trust allocates all of its Canadian taxable income to the unitholders in accordance with the Trust Indenture, and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for Canadian income tax expense has been made in the Trust.

In the Trust structure, payments are made between the Company and the Trust that result in the transferring of taxable income from the Company to individual unitholders. These payments may reduce future income tax liabilities previously recorded by the Company that would be recognized as a recovery of income tax in the period incurred.


ANNUAL REPORT - VERMILION ENERGY TRUST                                        25

Income taxes are calculated in the subsidiary companies using the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements of the Trust and their respective underlying tax base, using substantively enacted income tax rates in the respective tax jurisdictions that will be in effect when the differences are expected to reverse. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which a change occurs.

The Trust is subject to current taxes in both France and the Netherlands based on the enacted tax legislation of each respective country.

DISTRIBUTIONS

The Trust makes monthly distributions of its distributable cash to unitholders of record on the last day of each calendar month. Pursuant to the Trust's policy, it will pay distributions to its unitholders subject to satisfying its financing covenants, making loan repayments and, if applicable, funding future asset retirement obligations.

DISCONTINUED OPERATIONS

On May 6, 2004, the Trust completed the sale of its subsidiary, Aventura. Accordingly, these consolidated financial statements include the accounts of the Trust and its remaining subsidiaries. The financial position and results of operations of Aventura previously reported in the Trust's annual audited consolidated financial statements as at and for the year ended December 31, 2003 and previous unaudited interim consolidated financial statements have been restated and are now reported as discontinued operations (Note 4).

TRANSPORTATION COSTS

Effective for fiscal years beginning on or after October 1, 2003, the Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 1100 Generally Accepted Accounting Principles ("GAAP"), which defines the sources of GAAP that companies must use and effectively eliminates industry practice as a primary source of GAAP. In prior years, it had been industry practice for companies to net transportation charges against revenue rather than showing transportation as a separate expense on the consolidated statements of earnings. Beginning January 1, 2004, the Trust has recorded revenue gross of transportation charges and has separately recorded transportation as an expense on the consolidated statements of earnings. Prior periods have been reclassified for comparative purposes. This adjustment has no impact on net earnings, per trust unit calculations, or cash flow for the Trust.

3. CHANGES IN ACCOUNTING POLICY

EXCHANGEABLE SHARES - NON-CONTROLLING INTEREST

On January 19, 2005 the CICA issued revised draft EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" that states that exchangeable securities issued by a subsidiary of an Income Trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. The exchangeable shares issued by Resources, a corporate subsidiary of the Trust, are transferable to third parties. EIC-151 states that if the exchangeable shares are transferable to a third party, they should be reflected as non-controlling interest. Previously, the exchangeable shares were reflected as a component of unitholders' equity.

The exchangeable shares issued pursuant to the Plan of Arrangement were initially recorded at their pro-rata percentage of the carrying value of Resources equity. When the exchangeable shares are converted into trust units, the conversion is recorded as an acquisition of the non-controlling interest at fair value and is accounted for as a step acquisition. Upon conversion of the exchangeable shares, the fair value of the trust units issued is recorded in unitholders' capital, and the difference between the carrying value of the non-controlling interest and the fair value of the trust units is recorded as capital assets.


ANNUAL REPORT - VERMILION ENERGY TRUST                                        26

As a result of this change in accounting policy, the Trust has reflected non-controlling interest of $23.1 million and $15.1 million, respectively, on the Trust's consolidated balance sheet as at December 31, 2004 and 2003. Consolidated net earnings has been reduced for net earnings attributable to the non-controlling interest of $8.7 million and $4.2 million, respectively, in 2004 and 2003. The impact of the above changes on the consolidated balance sheets of the Trust is an increase in capital assets of $0.8 million in 2004 (2003 - $16.6 million), increase in future income taxes of $0.3 million in 2004 (2003 - $5.7 million), a net increase in unitholders' capital of $3.2 million in 2004 (2003 - $1.2 million), and an increase in non-controlling interest of $8.0 million in 2004 (2003 - $15.1 million) as mentioned above. The impact on the consolidated statements of earnings is an increase in depletion and depreciation of $3.0 million in 2004 (2003 - $1.9 million), an increase in future income taxes recovery of $1.0 million in 2004 (2003 - $0.6 million), and an increase in non-controlling interest of $8.7 million in 2004 (2003 - $4.2 million) as mentioned above, for a net effect on net earnings of $10.7 million in 2004 (2003
- $5.5 million). In accordance with the transitional provisions of EIC-151, retroactive application has been applied with restatement of prior periods. Cash flow was not impacted by this change.

HEDGING RELATIONSHIPS

On January 1, 2004, the Trust adopted the amendments made to Accounting Guideline 13 ("AcG-13") "Hedging Relationships", and EIC 128, "Accounting for Trading, Speculative or Non Trading Derivative Financial Instruments". Derivative instruments that do not qualify as a hedge under AcG-13, or are not designated as a hedge, are recorded in the consolidated balance sheet as either an asset or liability with changes in fair value recognized in net earnings. The Trust has elected not to designate any of its price risk management activities as accounting hedges under AcG-13 and, accordingly accounts for all these derivative financial instruments using the fair value method. The impact on the Trust's consolidated financial statements at January 1, 2004 resulted in the recognition of derivative instrument assets with a fair value of $3,386, derivative instrument liabilities with a fair value of $17,813 and a net deferred charge of $14,427 which is being recognized into net earnings over the life of the associated contracts. Net earnings per trust unit was decreased by $0.28 per unit in 2004 as a result of the accounting policy change.

CAPITAL ASSETS

Effective January 1, 2004 the Trust adopted Accounting Guideline 16 "Oil and Gas Accounting - Full Cost", which replaces Accounting Guideline 5 "Full Cost Accounting in the Oil and Gas Industry". Accounting Guideline 16 ("AcG-16") modifies how impairment is tested and is consistent with CICA section 3063 "Impairment of Long-lived Assets". Under AcG-16, impairment is recognized if the carrying amounts of the capital assets exceed the sum of the undiscounted cash flows expected to result from the Trust's proved reserves.

If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying amount of the capital assets to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves. This calculation incorporates risks and uncertainties in the expected future cash flows which are discounted using a risk-free rate. Any excess carrying value above the net present value of the future cash flows would be recorded as a permanent impairment charged to earnings.

Previously, impairment was tested based on undiscounted future net revenues using proved reserves, and providing for future general and administration expenses, carrying costs, and taxes. The adoption of AcG-16 had no effect on the Trust's financial results.

ASSET RETIREMENT OBLIGATIONS

The Trust accounts for its asset retirement obligations under the new CICA Handbook, section 3110, "Asset Retirement Obligations". This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the future retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value determined as the estimated future costs discounted to the present value and subsequently adjusted for the accretion of the discount factor and any changes in the underlying cash flows. The asset retirement cost is capitalized to the related asset and amortized into earnings over time. Previously, the Trust recognized a provision for future site restoration based on the unit-of-production method applied to the estimated future liability.

This change in accounting policy has been applied retroactively with restatement of prior periods presented for comparative purposes as follows:


ANNUAL REPORT - VERMILION ENERGY TRUST                                        27

Consolidated Balance Sheet - as at December 31, 2003:

                                                                             AS REPORTED(1)   CHANGE    AS RESTATED
--------------------------------------------------------------------------------------------------------------------
Capital assets                                                                  $589,613      $7,218       $596,831
Site restoration and abandonment                                                  13,498     (13,498)            --
Asset retirement obligations                                                          --      15,570         15,570
Future income taxes                                                              149,340       1,858        151,198
Accumulated earnings                                                            $224,981      $3,288       $228,269
====================================================================================================================

Consolidated Statement of Earnings and Accumulated Earnings - year ended
December 31, 2003:

                                                                             AS REPORTED(1)   CHANGE    AS RESTATED
--------------------------------------------------------------------------------------------------------------------
Depletion and depreciation                                                       $93,059     $(1,112)       $91,947
Accretion                                                                             --       1,134          1,134
Future income taxes                                                              (23,824)         (8)       (23,832)
Net earnings                                                                     $41,230     $   (14)       $41,216
====================================================================================================================

(1) "As reported" amounts have been adjusted to reflect the classification of Aventura as discontinued operations, the adjustment to stock compensation, and to record exchangeable shares as non-controlling interest.

There was no effect on the restated basic and diluted net earnings per trust unit for the year ended December 31, 2003.

TRUST UNIT RIGHTS INCENTIVE COMPENSATION

The Trust has a Unit Rights Incentive Plan (the "Plan") for directors, officers and employees. The exercise price of the rights granted may be reduced in future periods under certain conditions as described in Note 13. The amount of the reduction over the term of the right cannot be reasonably estimated as it is dependent upon a number of factors. Therefore, it is not possible to determine a fair value for the rights granted using a traditional option-pricing model and unit compensation expense has been determined based on the intrinsic value of the rights at the date of exercise or at the date of the consolidated financial statements for unexercised rights.

Unit compensation expense associated with rights granted is deferred and recognized in earnings over the vesting period of the Plan with a corresponding increase or decrease in contributed surplus. Changes in the intrinsic value of unexercised rights after the vesting period are recognized in earnings in the period of change with a corresponding increase or decrease in contributed surplus. This method of determining compensation expense may result in large fluctuations, even recoveries, in compensation expense due to changes in the underlying price of the Trust units. Recoveries of compensation expense will only be recognized to the extent of previously recorded cumulative compensation expense associated with rights exercised or outstanding at the date of the consolidated financial statements.

Consideration paid upon the exercise of the rights together with the amount previously recognized in contributed surplus is recorded as an increase in unitholders' capital. The Trust has not incorporated an estimated forfeiture rate for rights that will not vest, rather, the Trust accounts for forfeitures as they occur. See Note 13 for a description of the plan.

The Trust adopted the provisions outlined in Section 3870 Stock Based Compensation and other Stock Based Payments of the CICA Handbook as at January 1, 2004. The section requires that unit based compensation be recorded by the Trust. Net earnings per trust unit was decreased by $0.44 per unit in 2004 as a result of the accounting policy change.

The decision was made to adopt the new policy retroactively with restatement for the Trust and Aventura resulting in a charge to accumulated earnings on the January 1, 2004 balance sheet of $10,100. The expense related to the year ended December 31, 2003 was a charge to unit compensation expense of $8,303. During the second quarter, Aventura was sold and $1.8 million of accumulated earnings recorded at January 1, 2004 was removed from contributed surplus.


ANNUAL REPORT - VERMILION ENERGY TRUST                                        28

4. DISCONTINUED OPERATIONS

On May 6, 2004, the Trust completed the sale of the shares of its subsidiary, Aventura, for gross proceeds of $164.6 million which was accounted for as follows:

Gross sale proceeds                                                                                   $     164,585
Carrying value of investment in Aventura                                                                     82,388
--------------------------------------------------------------------------------------------------------------------
Gain on sale of Aventura                                                                                     82,197
Future income taxes                                                                                          14,233
--------------------------------------------------------------------------------------------------------------------
Net gain on sale of Aventura                                                                          $      67,964
====================================================================================================================

The Trust restated its prior period financial statements to reflect Aventura's assets and liabilities as discontinued operations and to separately classify the operating results of Aventura from the operating results of continuing operations.

Details of the assets sold and the related liabilities are as follows:

                                                                                                  DECEMBER 31, 2003
--------------------------------------------------------------------------------------------------------------------
Current assets                                                                                        $       8,559
Petroleum and natural gas interests                                                                          85,597
--------------------------------------------------------------------------------------------------------------------
Total assets                                                                                                 94,156
--------------------------------------------------------------------------------------------------------------------
Current liabilities                                                                                           1,371
Future income taxes                                                                                           6,919
--------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                                             8,290
--------------------------------------------------------------------------------------------------------------------
Contributed surplus                                                                                           1,800
--------------------------------------------------------------------------------------------------------------------
                                                                                                      $      84,066
====================================================================================================================

The net earnings (loss) from discontinued operations disclosed in the Consolidated Statements of Earnings and Accumulated Earnings includes the following:

                                                                                              2004             2003
--------------------------------------------------------------------------------------------------------------------
Revenue                                                                               $      4,121    $      11,796
--------------------------------------------------------------------------------------------------------------------
Loss before income taxes                                                              $     (1,938)   $      (1,094)
Income taxes (recovery)                                                                       (260)             548
--------------------------------------------------------------------------------------------------------------------
Loss from discontinued operations                                                           (1,678)          (1,642)
Net gain on sale                                                                            67,964               --
--------------------------------------------------------------------------------------------------------------------
                                                                                      $     66,286    $      (1,642)
====================================================================================================================

5. TRANSFER OF ASSETS AND LIABILITIES PURSUANT TO THE PLAN OF ARRANGEMENT

Under the Plan of Arrangement, the Company transferred to Clear a portion of the Company's existing lands and exploration assets for common shares of Clear, which were distributed to the shareholders of Resources. As this was a related-party transaction, assets and liabilities were transferred at carrying value, as follows:

Petroleum and natural gas assets and equipment                                                        $    19,509
Future income tax asset                                                                                     5,461
------------------------------------------------------------------------------------------------------------------
Total assets transferred                                                                                   24,970
Provision for site restoration and abandonment                                                                 89
------------------------------------------------------------------------------------------------------------------
Net assets transferred and reduction in share capital                                                 $    24,881
==================================================================================================================

Associated with the Plan of Arrangement, the Company recorded transaction costs of $25.6 million, with $16.8 million related to the issue of Trust units in exchange for cancellation of stock options under the previous stock option plan of Resources and $8.8 million in advisory and other costs. These costs were recorded as an expense during the year ended December 31, 2003.


ANNUAL REPORT - VERMILION ENERGY TRUST                                        29

6.  INVESTMENTS, ACQUISITIONS AND DISPOSITION

a)   VERENEX ENERGY INC.

     On June 29, 2004 Verenex Energy Inc. ("Private Verenex"), a subsidiary of the Trust, amalgamated with Prairie Fire Oil & Gas Ltd. ("Prairie Fire"). The common shares of Prairie Fire were exchanged for common shares of the resulting issuer, Verenex Energy Inc. ("Verenex") on the basis of one Verenex share for every 25 Prairie Fire shares, and each Private Verenex share was exchanged for one common share of Verenex. As a result of the share exchange control passed to Verenex as it owns the majority of the issued and outstanding shares of the combined entity. Accounting principles applicable to reverse takeovers have been applied to record this acquisition. Net assets of Prairie Fire were deemed to have been purchased by Verenex, at fair value, through the exchange of capital.

     In conjunction with the transaction described above, Vermilion sold to Verenex exploration interests in France and a royalty on producing oil and gas assets in Alberta in exchange for 10 million common shares. The sale of assets were recorded at the underlying cost of the assets to the Trust due to the related party nature of the transaction.

     The Trust subscribed for 2 million of common shares at a price of $2.50 per share through Verenex's $32.6 million private placement on June 29, 2004. At December 31, 2004 the Trust holds 12.1 million of Verenex shares representing 53.7% of the outstanding shares. Effective June 29, 2004, the Trust has accounted for the investment by consolidating the net assets and operations of Verenex.

b)   GLACIER ENERGY LIMITED

     On June 16, 2004, the Trust acquired 5.4 million shares of Glacier for consideration of 50% of the Trust's working interest in the coalbed methane and shallow gas rights over certain of its lands. The Trust owns approximately 38% of the basic common shares of Glacier and accounts for the investment using the equity method.

c)   NETHERLANDS ACQUISITION

     On May 19, 2004, the Trust acquired producing properties in the Netherlands for $80.5 million. The closing cost, after adjustments, on May 19, 2004 was $64.5 million. Details are as follows:

     Petroleum and natural gas assets and equipment                 $   119,355
     Asset retirement obligation                                        (33,876)
     ---------------------------------------------------------------------------
                                                                         85,479
     Accounts payable and accrued liabilities                           (21,005)
     ---------------------------------------------------------------------------
     Cash paid                                                      $    64,474
     ===========================================================================

d)   AVENTURA ENERGY INC.

     Effective January 22, 2003, the Trust sold its existing 40% working interest in the Central Block in Trinidad to Aventura for consideration of 212 million common shares. Assets and liabilities were transferred at exchange value which approximates carrying value. The sale increased the Trust's equity holding in Aventura to approximately 72% from approximately 47% held prior to the sale. On May 6, 2004, the Trust sold its shares in Aventura (see Note 4).


ANNUAL REPORT - VERMILION ENERGY TRUST                                        30

7.  CAPITAL ASSETS
                                                                                      ACCUMULATED
                                                                                       DEPLETION,
                                                                                 DEPRECIATION AND             NET
2004                                                                     COST        AMORTIZATION      BOOK VALUE
------------------------------------------------------------------------------------------------------------------
Petroleum and natural gas properties and equipment                $ 1,079,692           $ 393,372       $ 686,320
Furniture and equipment                                                 6,855               4,338           2,517
------------------------------------------------------------------------------------------------------------------
                                                                  $ 1,086,547           $ 397,710       $ 688,837
==================================================================================================================

                                                                                      ACCUMULATED
                                                                                       DEPLETION,
                                                                                 DEPRECIATION AND             NET
2003                                                                     COST        AMORTIZATION      BOOK VALUE
------------------------------------------------------------------------------------------------------------------
Petroleum and natural gas properties and equipment                  $ 888,485           $ 294,299       $ 594,186
Furniture and equipment                                                 6,151               3,506           2,645
------------------------------------------------------------------------------------------------------------------
                                                                    $ 894,636           $ 297,805       $ 596,831
==================================================================================================================

As at December 31, 2004, costs of NIL (2003--$19.7 million) for undeveloped properties have been excluded from the depletion and depreciation calculation. During the year, the Trust capitalized $1.7 million (2003--$2.1 million) of overhead costs related to exploration and development activities.

The Trust performed a ceiling test calculation at December 31, 2004 to assess the recoverable value of petroleum and natural gas properties and equipment. Based on the calculation, the present value of future net revenues from the Trust's proved reserves exceeded the carrying value of the Trust's petroleum and natural gas properties and equipment at December 31, 2004.

The benchmark prices used in the calculation are as follows:

CDN$/BOE                                                               CANADA           FRANCE         NETHERLANDS
------------------------------------------------------------------------------------------------------------------
2005                                                                    42.96            42.42               39.96
2006                                                                    41.04            40.76               38.02
2007                                                                    39.44            38.52               36.18
2008                                                                    38.09            36.17               34.25
2009                                                                    37.11            33.89               32.35
Average remainder                                                       38.73            34.18               31.69

8.  ASSET RETIREMENT OBLIGATION

The total future asset retirement obligation was estimated by management based on the Trust's net ownership interest in all wells and facilities, estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Trust has estimated the net present value of its asset retirement obligations to be $51.7 million as at December 31, 2004 (2003 - $15.6 million) based on a total future liability of $184.7 million. These payments are expected to be made over the next 49 years with most coming within the time frame of 25-30 years. The Trust used a credit adjusted risk free rate of 8% and an inflation rate of 1.5% to calculate the present value of the asset retirement obligation.

The following table reconciles the Trust's total asset retirement obligation:
                                                                                             2004             2003
------------------------------------------------------------------------------------------------------------------
Carrying amount, beginning of period                                                 $     15,570    $      14,185
Increase in liabilities in the period                                                      35,138            2,285
Disposition of liabilities in the period                                                   (1,281)          (2,034)
Accretion expense                                                                           2,261            1,134
------------------------------------------------------------------------------------------------------------------
Carrying amount, end of period                                                       $     51,688    $      15,570
===================================================================================================================

ANNUAL REPORT - VERMILION ENERGY TRUST                                        31

9.  LONG-TERM DEBT

As at December 31, 2004, the Trust had a credit facility consisting of a revolving term loan of $240 million increasing to $270 million upon completion of certain security arrangements. The revolving period under the term loan is expected to expire on June 30, 2005. That revolving period may be extended, at the option of the lenders, for a further 364 days. If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 12 months after the end of the revolving period. The cost of funds borrowed under the credit facility is calculated by reference to a Canadian chartered bank's prime rate or United States' base rate or a specified adjusted interbank deposit rate, stamping fee or discount rate, depending on the form of borrowing. The average interest rate for borrowing in 2004 was 4.9% (2003 - 4.5%). Security for amounts outstanding is provided by, among other things, floating-charge oil and gas debentures over all of the present and after-acquired assets of the Trust. In addition, subsidiaries of the Trust, Vermilion REP S.A. and Vermilion Oil & Gas Netherlands B.V., as guarantors of the Trust's loan, have provided security over their assets.

10.  FUTURE INCOME TAXES

The components of the future income tax liability at December 31, 2004 and 2003 are as follows:

                                                                                              2004             2003
--------------------------------------------------------------------------------------------------------------------
Capital assets                                                                        $    163,619    $     157,177
Asset retirement obligation                                                                (17,626)          (5,621)
Share issue costs                                                                             (313)            (358)
--------------------------------------------------------------------------------------------------------------------
                                                                                      $    145,680    $     151,198
====================================================================================================================

The provision for income tax differs from the amount that would have been expected if the reported earnings had been subject only to the statutory Canadian income tax rate of 38.87% (2003 - 40.75%), as follows:

                                                                                              2004             2003
--------------------------------------------------------------------------------------------------------------------
Earnings before income taxes, other items and discontinued operations                 $     47,074    $      28,170
Canadian corporate tax rate                                                                 38.87%           40.75%
--------------------------------------------------------------------------------------------------------------------
Expected tax expense                                                                        18,298           11,479
Increase (decrease) in taxes resulting from:
   Income attributable to the unitholders                                                  (40,272)         (33,059)
   Non-deductible Crown payments                                                            12,628           19,408
   Resource allowance                                                                       (8,378)         (11,542)
Alberta Royalty Tax Credit                                                                    (188)            (325)
   Foreign tax rate differentials*                                                             861           (1,212)
   Statutory rate changes                                                                   (5,836)         (13,488)
   Capital taxes                                                                               525              761
   Option conversion                                                                            --            6,853
   Unit compensation expense                                                                10,221            3,221
   France tax assessments                                                                    7,090               --
   Pool variances                                                                            1,206             (943)
   Foreign exchange                                                                           (789)            (882)
   Other                                                                                       709              863
--------------------------------------------------------------------------------------------------------------------
(Recovery of) provision for income taxes                                              $     (3,925)   $     (18,866)
====================================================================================================================

* The corporate tax rate in France is 35.3% and 50% in the Netherlands.

At December 31, 2004, the Trust had approximately $178.9 million (2003 - $226.2 million) of tax deductions for Canadian income tax purposes, approximately $56.5 million (2003 - $69.7 million) of tax deductions for income tax purposes in France and approximately $71.4 million of deductions for income tax purposes in the Netherlands.

In 2004 a reduction in the Alberta corporate income tax rate was substantively enacted. This reduction amounted to a recovery of future income taxes of approximately $2 million in 2004. During the year ended December 31, 2003, reductions in Canadian corporate income tax rates were substantially enacted. The enacted rates are to be phased in over five years starting in 2003. As a result, the Trust's future income tax rate decreased to approximately 34% compared with 36% in the prior year. The future income taxes recovery includes the impact of this rate reduction and the tax rate changes in France on future income taxes.


ANNUAL REPORT - VERMILION ENERGY TRUST                                        32

11.  UNITHOLDERS' CAPITAL AND CONTRIBUTED SURPLUS

Pursuant to the Plan of Arrangement, 51.5 million units of the Trust and 6.0 million exchangeable shares of the Company were issued in exchange for all of the outstanding shares of the Company, a wholly owned subsidiary of the Trust, on a one-for-one basis.

As per the Plan of Arrangement, shareholders of the Company received one trust unit or one exchangeable share in the Company for each common share held. In addition, Vermilion shareholders received one share in a separate publicly listed oil and gas company, Clear for each three common shares held (Note 5).

The exchangeable shares are convertible into trust units based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares. During the year ended December 31, 2004, 0.2 million exchangeable shares were converted into 0.2 million trust units based on the exchange ratio at the time of conversion (2003 - 1.2 million shares converted). On the 10th anniversary of the issuance of the exchangeable shares, subject to extension of such date by the Board of Directors of the Company, the exchangeable shares will be redeemed for trust units on the basis of an exchange ratio as at the last business day prior to the redemption date (see Note 12).

The Trust established a Distribution Reinvestment Plan ("DRIP") in conjunction with the Trust's transfer agent to provide the option for unitholders to reinvest cash distributions into additional trust units issued from treasury. In 2004, the Trust issued 0.4 million units for proceeds of $6.7 million (2003 -
0.5 million units for proceeds of $6.2 million).

                                                                            NUMBER OF SHARES               AMOUNT
------------------------------------------------------------------------------------------------------------------
COMMON SHARES OF VERMILION RESOURCES LTD.
Balance as at December 31, 2002                                                   55,866,918            $ 140,557
Issued upon exercise of stock options                                                267,100                1,201
------------------------------------------------------------------------------------------------------------------
Balance, January 21, 2003, prior to Plan of Arrangement                           56,134,018              141,758
Trust units issued on cancellation of employee stock options (Note 5)              1,346,449               16,817
Transfer of net assets to Clear Energy Inc. (Note 5)                                      --              (24,881)
Trust units issued                                                               (51,480,467)            (119,739)
Exchangeable shares issued                                                        (6,000,000)             (13,955)
------------------------------------------------------------------------------------------------------------------
                                                                                          --            $      --
==================================================================================================================

                                                                             NUMBER OF UNITS               AMOUNT
------------------------------------------------------------------------------------------------------------------
TRUST UNITS
Unlimited number of trust units authorized to be issued
Issued pursuant to Plan of Arrangement January 22, 2003                           51,480,467            $ 119,739
Distribution reinvestment plan                                                       457,905                6,209
Issued on conversion of exchangeable shares                                        1,218,920               15,158
Trust units issued for cash                                                        6,050,000               85,305
Unit issue costs                                                                          --               (4,565)
Unit rights exercised for cash                                                         1,300                    12
------------------------------------------------------------------------------------------------------------------
Balance as at December 31, 2003                                                   59,208,592              221,858
Distribution reinvestment plan                                                       382,692                6,662
Issued on conversion of exchangeable shares                                          209,846                3,204
Transfer from contributed surplus on unit right exercise                                  --                7,369
Trust units issued for bonus plan                                                     49,630                  825
Unit rights exercised for cash                                                       856,900                8,010
------------------------------------------------------------------------------------------------------------------
Balance as at December 31, 2004                                                   60,707,660            $ 247,928
------------------------------------------------------------------------------------------------------------------


ANNUAL REPORT - VERMILION ENERGY TRUST                                        33

                                                                                        2004                 2003
------------------------------------------------------------------------------------------------------------------
CONTRIBUTED SURPLUS
Opening balance                                                               $       10,100            $      --
Discontinued operations                                                               (1,800)                  --
Unit compensation expense                                                             26,766               10,100
Transfer to unitholders' capital on unit option exercise                              (7,369)                  --
------------------------------------------------------------------------------------------------------------------
ENDING BALANCE                                                                $       27,697            $  10,100
==================================================================================================================

12.  NON-CONTROLLING INTEREST

The Trust retroactively applied EIC-151 "Exchangeable Securities Issued by a Subsidiary of Income Trusts" in 2004. Per EIC-151, if the exchangeable shares issued by a subsidiary are transferable to third parties, they must be reflected as non-controlling interest on the consolidated balance sheet and in turn net income must be reduced by the amount of net income attributable to the non-controlling interest.

The exchangeable shares are mandatorily converted into trust units upon redemption by the exchangeable share holder. The Company holds the option to redeem all outstanding exchangeable shares for trust units or cash on or before January 22, 2013 and it is the intention of the Trust that trust units would be issued upon redemption of the exchangeable shares. On or before January 22, 2013, there will be no remaining non-controlling interest as all exchangeable shares will have been converted to trust units by that time.

The non-controlling interest on the consolidated balance sheet consists of the book value of the exchangeable shares upon issuance plus the accumulated earnings attributable to the non-controlling interest. The net earnings attributable to the non-controlling interest on the consolidated statement of earnings represents the share of net earnings attributable to the non-controlling interest based on the Trust units issuable for exchangeable shares in proportion to total trust units issued and issuable at each period end.

                                                                                        2004                 2003
------------------------------------------------------------------------------------------------------------------
EXCHANGEABLE SHARES
Opening number of exchangeable shares                                              4,848,029                   --
Issued pursuant to Plan of Arrangement January 22, 2003                                   --            6,000,000
Exchanged for trust units                                                           (172,068)           (1,151,971)
------------------------------------------------------------------------------------------------------------------
Ending Balance                                                                     4,675,961            4,848,029
Ending exchange ratio                                                                1.26626              1.13151
------------------------------------------------------------------------------------------------------------------
Trust units issuable upon conversion                                               5,920,982            5,485,593
------------------------------------------------------------------------------------------------------------------

Following is a summary of the non-controlling interest for 2004 and 2003:

                                                                                        2004                 2003
------------------------------------------------------------------------------------------------------------------
Non-controlling interest, beginning of year                                      $    15,129            $      --
Book value of exchangeable shares                                                         --               13,955
Reduction of book value for conversion to trust units                                   (725)              (3,004)
Current period net earnings attributable to non-controlling interest                   8,665                4,178
------------------------------------------------------------------------------------------------------------------
Non-controlling interest, end of year                                            $    23,069            $  15,129
==================================================================================================================


ANNUAL REPORT - VERMILION ENERGY TRUST                                        34

13.  UNIT COMPENSATION PLANS

The Trust has a unit rights incentive plan that allows the Trust to issue rights to acquire trust units to directors, officers and employees. The Trust is authorized to issue up to 6.0 million unit rights; however, the number of trust units reserved for issuance upon exercise of the rights shall not at any time exceed 10% of the aggregate number of issued and outstanding trust units of the Trust. Unit right exercise prices are equal to the market price for the trust units on the date the unit rights are issued. If certain conditions are met, the exercise price per unit may be calculated by deducting from the grant price the aggregate of all distributions, on a per-unit basis, made by the Trust after the grant date. Rights granted under the plan vest over a three-year period and expire five years after the grant date.

The Trust accounts for their Unit Rights Incentive Plan using the intrinsic value of the unit rights at the date of exercise or at the date of the consolidated financial statements for unexercised rights. Using intrinsic values, unit compensation expenses are deferred and recognized in earnings over the vesting period of the Unit Rights Incentive Plan.

The fair value of the unit rights cannot be determined because of the nature of the reducing exercise price feature. Unit compensation expense has been determined using the excess of the unit price as at the date of the consolidated financial statements over the exercise price for unit rights issued since January 22, 2003, and outstanding as at the date of the consolidated financial statements.

The following table summarizes information about the Trust's unit rights:

                                                                  2004                                       2003
                                        NUMBER OF     WEIGHTED AVERAGE             NUMBER OF     WEIGHTED AVERAGE
                                      UNIT RIGHTS       EXERCISE PRICE           UNIT RIGHTS       EXERCISE PRICE
------------------------------------------------------------------------------------------------------------------
Opening Balance                         4,543,000            $  11.59                     --             $     --
   Granted                              1,471,100               18.10              4,825,300                11.58
   Cancelled                             (413,100)              11.81               (282,300)               11.45
   Exercised                             (856,900)               9.35                     --                   --
------------------------------------------------------------------------------------------------------------------
Closing balance                         4,744,100            $  13.99              4,543,000             $  11.59
==================================================================================================================

A summary of the plan as at December 31, 2004 is as follows:
                                                                                   REMAINING
              RANGE OF                                       NUMBER OF          CONTRACTUAL
         EXERCISE PRICE                  ADJUSTED              RIGHTS         LIFE OF RIGHT     NUMBER OF RIGHTS
          AT GRANT DATE            EXERCISE PRICE          OUTSTANDING               (YEARS)          EXERCISABLE
------------------------------------------------------------------------------------------------------------------
                 $11.45                     $7.54            2,961,200                   3.1              987,067
        $11.46 - $15.00            $7.72 - $11.26              352,500             3.2 - 4.0              103,933
        $15.01 - $19.56           $12.97 - $17.52            1,430,400             4.0 - 5.0                   --
==================================================================================================================

VERENEX ENERGY INC. COMPENSATION PLANS

STOCK OPTION PLAN

Verenex, one of the Trust's subsidiaries, has a stock option plan that allows the directors, officers and employees of Verenex to be issued rights to acquire common shares of Verenex. Verenex is authorized to issue up to 2.25 million stock options, being 10% of the shares outstanding at June 29, 2004. However, the number of common shares reserved for issuance upon exercise of the stock options shall not at any time exceed 10% of the aggregate number of issued and outstanding common shares of Verenex. Stock option exercise prices are equal to the market price for the common shares on the date immediately prior to the date the stock option is granted. Stock options granted in the period vest over three years and expire five years after the grant date. The remaining contractual life of the options is 4.51 years and at December 31, 2004 no stock options were exercisable.

                                                                                                             2004
------------------------------------------------------------------------------------------------------------------
                                                                                   NUMBER OF     WEIGHTED AVERAGE
                                                                                     OPTIONS       EXERCISE PRICE
------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year                                                            --                   --
   Granted                                                                         1,535,000             $   2.51
------------------------------------------------------------------------------------------------------------------
Outstanding, end of year                                                           1,535,000             $   2.51
==================================================================================================================


ANNUAL REPORT - VERMILION ENERGY TRUST                                        35

PERFORMANCE WARRANTS
Verenex has also issued performance warrants with each performance warrant exercisable into one common share at an average exercise price of $2.50. Verenex is authorized to create and issue up to 2.13 million performance warrants under this program.

One-half of the performance warrants become exercisable if the holder continues in their capacity with Verenex until April 15, 2005 and if at any time during the term, the one-month weighted average trading price of the shares is equal to or greater than $3.75 per share. One-half will be exercisable if the one-month weighted average trading price of the shares is equal to or greater than $4.25 per share and the holder continues in their capacity until April 15, 2006. The performance warrants expire at the close of business on June 28, 2011. The remaining contractual life of the warrants is 6.5 years and at December 31, 2004 no warrants were exercisable.

The following table summarizes information about the performance warrants:
                                                                                   NUMBER OF             WEIGHTED
                                                                                 PERFORMANCE              AVERAGE
YEAR ENDED DECEMBER 31, 2004                                                        WARRANTS       EXERCISE PRICE
------------------------------------------------------------------------------------------------------------------
Opening balance                                                                           --              $    --
Granted                                                                            1,944,250                 2.50
------------------------------------------------------------------------------------------------------------------
Closing balance                                                                    1,944,250              $  2.50
==================================================================================================================

Verenex accounts for their stock option plan and performance warrants using the Black-Scholes option pricing model. The assumptions used in the computation of the fair value of the stock options and performance warrants are as follows:

                                                                                       STOCK          PERFORMANCE
                                                                                     OPTIONS             WARRANTS
------------------------------------------------------------------------------------------------------------------
Risk free interest rate                                                                 4.5%                 4.5%
Expected life                                                                        5 years              7 years
Volatility                                                                               50%                  50%
Fair value                                                                             $1.22                $1.13
------------------------------------------------------------------------------------------------------------------

14.  PER-UNIT AMOUNTS

The following table shows the effect of dilutive securities on the weighted average trust units outstanding:

                                                                                        2004                 2003
------------------------------------------------------------------------------------------------------------------
BASIC
Net earnings from continuing operations per unit                                       $0.79                $0.80
Net earnings per unit                                                                  $1.81                $0.78
Weighted-average number of units outstanding (thousands)                              60,166               53,115
------------------------------------------------------------------------------------------------------------------
DILUTED
Net earnings from continuing operations per unit                                       $0.77                $0.80
Net earnings per unit                                                                  $1.77                $0.77
Weighted-average number of units outstanding (thousands)                              66,375               59,093
------------------------------------------------------------------------------------------------------------------

The number of units used to calculate diluted earnings per unit for the year ended December 31, 2004, of 66.4 million (2004 - 59.1 million) included the weighted-average number of units outstanding of 60.2 million (2003 - 53.1 million) plus 0.3 million (2003 - 0.5 million) units related to the dilutive effect of unit rights and 5.9 million for outstanding exchangeable shares at the period end exchange ratio (2003 - 5.5 million).

Diluted net earnings per unit discussed above did not include 990,800 (2003 -138,300) unit rights that would be anti-dilutive because the respective exercise prices exceeded the average market price of the units.

The unrecognized compensation cost is considered to be part of the assumed proceeds to purchase trust units under the treasury stock method.


ANNUAL REPORT - VERMILION ENERGY TRUST                                        36

15.  DERIVATIVE INSTRUMENTS

RISK MANAGEMENT ACTIVITIES

The nature of the Trust's operations result in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates. The Trust monitors and when appropriate, uses derivative financial instruments to manage its exposure to these risks. The Trust is exposed to credit-related losses in the event of non-performance by counterparties to the financial instruments.

The Trust uses power swap agreements to manage the risk associated with fluctuating electricity costs. The Trust has entered into swaps for 2.5 mw/h at $45.75 per mwh in 2005 and 2.0 mw/h at $48.50 per mwh in 2006.

The Trust uses oil swap agreements to manage the risk associated with fluctuating commodity prices on the sale of crude oil. The Trust does not obtain collateral or other security to support its oil swap agreements as the majority of the economic hedges are with the Trust's banking syndicate. However, any swap agreement with any of its banking syndicate members rank pari-passu with the security arrangement within the bank loan facility.

RISK MANAGEMENT: OIL                                                                      BBLS/D           US$/BBL
------------------------------------------------------------------------------------------------------------------
Fixed Price Swaps - WTI
   2005 Average                                                                            1,500            $24.80
Fixed Price Swaps - BRENT
   2005 Average                                                                            1,500            $23.37

As discussed in Note 3, on January 1, 2004 the fair value of all outstanding derivative financial instruments that are not recorded as accounting hedges were recorded on the consolidated balance sheet with an offsetting amount to deferred charges. The deferred charge is recognized into revenue over the life of the associated contracts. Of the total deferred charge of $14,427 recorded at January 1, 2004, $9,709 has been recognized as a charge to revenue in the year ended December 31, 2004 and the balance will be recognized as follows:

2005     Quarter 1                          $1,173
         Quarter 2                           1,173
         Quarter 3                           1,186
         Quarter 4                           1,186
                                             -----
Remaining total to be recognized            $4,718
                                            ======

Changes in fair value after January 1, 2004 are recorded on the consolidated balance sheet with the associated unrealized gain or loss recorded in net earnings. The estimated fair value of all derivative financial instruments is based on quoted market prices or, in their absence, third party market indications and forecasts. Unrealized gains or losses and realized gains or losses are recorded as a separate element of earnings.

The following table presents a reconciliation of the change in the unrealized amounts from January 1, 2004 to December 31, 2004:

                                                                                    FAIR VALUE   TOTAL GAIN (LOSS)
------------------------------------------------------------------------------------------------------------------
Fair value of contracts, January 1, 2004                                             $ (14,427)  $             --
Change in fair value of contracts still outstanding at December 31, 2004                (7,183)            (7,183)
Contract settlements realized during the period                                             --            (31,414)
Fair value of contracts entered into during the period                                      --                 --
------------------------------------------------------------------------------------------------------------------
Fair value of contracts outstanding, end of period                                   $ (21,610)  $        (38,597)
==================================================================================================================

At December 31, 2004, the fair value amounts are recorded in the consolidated balance sheet as follows:

Fair value of derivative instruments
         Current asset                                                                                  $      68
         Current liability                                                                                (21,678)
------------------------------------------------------------------------------------------------------------------
Total fair value of derivative instruments                                                              $ (21,610)
==================================================================================================================


ANNUAL REPORT - VERMILION ENERGY TRUST                                        37

FAIR VALUES

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt approximated their fair values as at December 31, 2004 and 2003 as a result of the short-term nature of these instruments and, in the case of long-term debt, having variable interest rates which approximate market value.

16.  CASH FLOW INFORMATION

The following amounts represent the changes in non-cash working capital per balance sheet accounts:

                                                                                        2004                 2003
------------------------------------------------------------------------------------------------------------------
Accounts receivable                                                               $  (16,843)           $  12,544
Crude oil inventory                                                                     (991)                (270)
Prepaid expenses and other                                                            (2,073)               1,750
Accounts payable and accrued liabilities                                               5,140               (3,616)
Foreign exchange                                                                         219                 (315)
------------------------------------------------------------------------------------------------------------------
Changes in non-cash working capital                                               $  (14,548)           $  10,093
==================================================================================================================

17.  SEGMENTED INFORMATION

The Trust has operations principally in Canada, France and the Netherlands. The Netherlands assets were acquired effective May 19, 2004. Discontinued operations include all assets in Trinidad which was formerly included as a segment. The Trust's entire operating activities are related to exploration, development and production of petroleum and natural gas.

                                                                                        2004                 2003
------------------------------------------------------------------------------------------------------------------
PETROLEUM AND NATURAL GAS REVENUE
Canada                                                                            $  212,567            $ 241,130
France                                                                                99,829               73,016
Netherlands                                                                           42,129                   --
------------------------------------------------------------------------------------------------------------------
                                                                                  $  354,525            $ 314,146
==================================================================================================================

NET EARNINGS
Canada                                                                            $   90,293            $  34,400
France                                                                                 7,987                6,816
Netherlands                                                                           10,637                   --
------------------------------------------------------------------------------------------------------------------
                                                                                  $  108,917            $  41,216
==================================================================================================================
FUNDS FROM OPERATIONS
Canada                                                                            $  107,187            $ 102,926
France                                                                                31,458               41,835
Netherlands                                                                           31,534                   --
------------------------------------------------------------------------------------------------------------------
                                                                                  $  170,179            $ 144,761
==================================================================================================================
CAPITAL EXPENDITURES
Canada                                                                            $   31,722            $  36,450
France                                                                                35,028               30,469
Netherlands                                                                           94,499                   --
------------------------------------------------------------------------------------------------------------------
                                                                                  $  161,249            $  66,919
==================================================================================================================
TOTAL ASSETS
Canada                                                                            $  433,949            $ 544,163
France                                                                               268,801              236,426
Netherlands                                                                          141,852                   --
------------------------------------------------------------------------------------------------------------------
                                                                                  $  844,602            $ 780,589
==================================================================================================================

ANNUAL REPORT - VERMILION ENERGY TRUST                                        38

18.  RELATED PARTY TRANSACTIONS

During the period, Vermilion paid for various expenditures on behalf of Verenex. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These transactions were undertaken under the same terms and conditions as transactions with non-related parties.

19.  COMMITMENTS AND CONTINGENCIES

On September 25, 2001, a tax assessment notice was received from the Direction Generale des Impots regarding the wholly owned subsidiary in France, Vermilion REP S.A. The notice advised that the Trust is liable for a registration fee that was owed at the time of the purchase of the French properties in 1997 in the amount of $4.5 million Euro (approximately CDN $7.5 million), including interest charges for late filing. The Trust will be required to pay the registration fee, and as such, the amount (2.6 million Euro, as the tax authorities have waived the interest owing) has been accrued for in the consolidated financial statements at December 31, 2004.

The Trust has various commitments and guarantees in the normal course of business, none of which, in managements view, are significant.

20.  GUARANTEES

In the normal course of operations, the Trust executes agreements that provide for indemnification and guarantees to counterparties in transactions such as the sale of assets and operating leases.

These indemnifications and guarantees may require compensation to counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, loss of or damages to property, environmental liabilities or as a result of litigation that may be suffered by the counterparties.

Certain indemnifications can extend for an unlimited period and generally do not provide for any limit on the maximum potential amount. The nature of substantially all of the indemnifications prevents the Trust from making a reasonable estimate of the maximum potential amount that might be required to pay counterparties as the agreements do not specify a maximum amount, and the amounts depend on the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.

21.  COMPARATIVE FIGURES

Certain of the prior-period numbers have been reclassified to conform with the current period presentation.

22.  SUBSEQUENT EVENTS

On February 1, 2005, the Trust announced that it has entered into a letter of intent to acquire 4,800 bopd of production through a 60% operated interest in an offshore field located on Western Australia's Northwest Shelf. The purchase price for the proposed transaction is approximately C$95 million effective January 1, 2005, subject to normal closing adjustments, and the transaction is scheduled to close mid-March 2005. Closing is subject to the parties entering into a definitive purchase and sale agreement, the satisfaction of all conditions precedent and the receipt of all necessary regulatory approvals. The transaction is also subject to the waiver of first rights of refusal by the owner of the remaining 40% working interest.


ANNUAL REPORT - VERMILION ENERGY TRUST                                        39

TRUST INFORMATION

DIRECTORS                                OFFICERS & KEY PERSONNEL                   AUDITORS
                                                                                    Deloitte & Touche LLP
Larry J. Macdonald (1),(2),(3),(4),(5)   CANADA                                     Calgary, Alberta
Chairman & CEO
Point Energy Ltd.                        Lorenzo Donadeo, P.Eng.                    BANKERS
Calgary, Alberta                         President & Chief Executive Officer        Bank of Montreal
                                                                                    Calgary, Alberta
Jeffrey S. Boyce (2),(3),(4),(5)         Claudio A. Ghersinich, P.Eng.
President & CEO                          Executive Vice President,                  BNP Paribas
Clear Energy Inc.                        Business Development                       Paris, France
Calgary, Alberta
                                         Curtis W. Hicks, C.A.                      BNP Paribas (Canada)
Lorenzo Donadeo                          Executive Vice President & CFO             Toronto, Ontario
Calgary, Alberta
                                         G. R. (Bob) Mac Dougall, P.Eng.
Canadian Imperial Bank of Commerce
Claudio A. Ghersinich                    Chief Operating Officer                    Calgary, Alberta
Calgary, Alberta
                                         Raj C. Patel, P.Eng.                       The Toronto-Dominion Bank
Joseph F. Killi (2),(3)                  Vice President, Marketing                  Calgary, Alberta
CEO,
Parkbridge Life Style Communities Inc.   Douglas W. Reynolds, P.Land                EVALUATION ENGINEERS
President,                               Vice President, Land and New Ventures      Gilbert Laustsen Jung
Rosebridge Capital Corp. Inc.                                                       Associates Ltd.
Calgary, Alberta                         Paul L. Beique                             Calgary, Alberta
                                         Director, Investor Relations
William F. Madison (2),(4),(5)                                                      LEGAL COUNSEL
Sugar Land, Texas                        Keith D. Hartman, P.Eng.                   Macleod Dixon LLP
                                         Director, Exploitation                     Calgary, Alberta
(1) Chairman of the Board
(2) Audit Committee                      Cheryl M. Kinzie                           TRANSFER AGENT
(3) Governance and Human Resources and   Director, Human Resources                  Computershare Trust Company
    Nominating Committee                                                                of Canada
(4) Health, Safety and Environment       Ronald A. Williams, C.A.
    Committee                            Director, Finance                          STOCK EXCHANGE LISTING
(5) Independent Reserves Committee                                                  The Toronto Stock Exchange
                                         Charles W. Berard, L.LL, LL.B              Symbol: VET.UN
                                         Partner, Macleod Dixon
                                         Corporate Secretary                        INVESTOR RELATIONS CONTACT
                                                                                    Paul L. Beique
                                         FRANCE                                     Director, Investor Relations
                                                                                    Telephone:  (403) 781-9449
                                         Daniel Goulet, P.Eng.                      Fax:  (403) 264-6306
                                         Directeur General,                         IR Toll Free:  1-866-895-8101
                                         Vermilion REP SAS                          investor_relations@vermilionenergy.com
                                                                                    www.vermilionenergy.com
                                         NETHERLANDS
                                                                                    HEAD OFFICE
                                         Gregory T. Hay, P.Eng.                     2800, 400 - 4TH Avenue S.W.
                                         Managing Director                          Calgary, Alberta
                                         Vermilion Oil & Gas Netherlands B.V.       T2P 0J4
                                                                                    Telephone:  (403) 269-4884
                                                                                    Fax:  (403) 264-6306

ANNUAL REPORT - VERMILION ENERGY TRUST                                        40

                                                                       EXHIBIT B
                                                                       ---------



                                 FORM 52-109FT1

            CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Curtis Hicks, Executive Vice-President and Chief Financial Officer of Vermilion Energy Trust, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 CERTIFICATION OF DISCLOSURE IN ISSUERS' ANNUAL AND INTERIM FILINGS) of Vermilion Energy Trust (the "issuer") for the year ended December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.


Date:  February 25, 2005


(ORIGINAL SIGNATURE ON FILE)

Curtis Hicks
Executive Vice-President and Chief Financial Officer

                                                                       EXHIBIT C
                                                                       ---------



                                 FORM 52-109FT1

            CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Lorenzo Donadeo, President and Chief Executive Officer, of Vermilion Energy Trust, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 CERTIFICATION OF DISCLOSURE IN ISSUERS' ANNUAL AND INTERIM FILINGS) of Vermilion Energy Trust (the "issuer") for the year ended December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.


Date:  February 25, 2005


(ORIGINAL SIGNATURE ON FILE)


Lorenzo Donadeo
President and Chief Executive Officer

                                                                       EXHIBIT D
                                                                       ---------



RULES AND POLICIES
================================================================================

                                    FEE RULE
                                  FORM 13-502F1
                 ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

--------------------------------------------------------------------------------

REPORTING ISSUER NAME:           VERMILION ENERGY TRUST
                                 -----------------------------------------------

PARTICIPATION FEE FOR THE
FINANCIAL YEAR ENDING:           DECEMBER 31, 2004
                                 -----------------------------------------------
COMPLETE ONLY ONE OF 1, 2 OR 3:

1.   CLASS 1 REPORTING ISSUERS (CANADIAN ISSUERS - LISTED IN CANADA AND/OR THE
U.S.)

MARKET VALUE OF EQUITY SECURITIES:

Total number of equity securities of a class or series
outstanding at the end of the issuer's most recent
financial year                                                60,707,660
                                                              ----------

Simple average of the closing price of that class or
series as of the last trading day of each of the months
of the financial year (under paragraph 2.5(a)(ii)(A)
or (B) of the Rule)                                     X         $18.60
                                                                  ------
Market value of class or series                         = $1,129,162,476
                                                          --------------
                                                              $1,129,162,476 (A)
                                                              ------------------

(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United
States of America at the end of the financial year)           $1,129,162,476 (A)
                                                              ------------------

MARKET VALUE OF CORPORATE DEBT OR PREFERRED SHARES OF REPORTING
ISSUER OR SUBSIDIARY ENTITY REFERRED TO IN PARAGRAPH 2.5(B)(II):
[PROVIDE DETAILS OF HOW DETERMINATION WAS MADE.]

                                                                   --        (B)
                                                                  --------------
(Repeat for each class or series of corporate debt or preferred shares)

                                                                   --        (B)
                                                                  --------------

TOTAL CAPITALIZATION (ADD MARKET VALUE OF ALL CLASSES AND SERIES
OF EQUITY SECURITIES AND MARKET VALUE OF DEBT AND PREFERRED
SHARES) (A) + (B) =                                               $1,129,162,476
                                                                  --------------

TOTAL FEE PAYABLE IN ACCORDANCE WITH APPENDIX A OF THE RULE       $50,000
                                                                  --------------

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)


Total Fee Payable x Number of months remaining in financial year
                    year or elapsed since most recent financial year      --
                    ------------------------------------------------   ---------
                                       12

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule)      --
                                                                       ---------
2. CLASS 2 REPORTING ISSUERS (OTHER CANADIAN ISSUERS)

FINANCIAL STATEMENT VALUES (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit                                           ---------

Contributed surplus                                                    ---------

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for
financial reporting purposes)                                          ---------


================================================================================
JANUARY 31, 2003                                              (2003) 26 OSCB 905

RULES AND POLICIES
================================================================================


Long term debt (including the current portion)                         ---------

Capital leases (including the current portion)                         ---------

Minority or non-controlling interest                                   ---------

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above)

Any other item forming part of shareholders' equity and not set out specifically above

TOTAL CAPITALIZATION                                                   ---------

TOTAL FEE PAYABLE PURSUANT TO APPENDIX A OF THE RULE                   ---------

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)    ---------

Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year
                    ------------------------------------------------   ---------
                                       12

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)

3. CLASS 3 REPORTING ISSUERS (FOREIGN ISSUERS)

MARKET VALUE OF SECURITIES:

IF THE ISSUER HAS DEBT OR EQUITY SECURITIES LISTED OR TRADED ON A
MARKETPLACE LOCATED ANYWHERE IN THE WORLD (SEE PARAGRAPH 2.7(A)
OF THE RULE):
Total number of the equity or debt securities outstanding at
the end of the reporting issuer's most recent financial year   -------

Simple average of the published closing market price of that class or series of equity or debt securities as of the last
trading day of each of the months of the financial year on
the marketplace on which the highest volume of the class or
series of securities were traded in that financial year.    X  -------

Percentage of the class registered in the name of, or held
beneficially by, an Ontario person                          X  -------

(Repeat the above calculation for each class or series of
equity or debt securities of the reporting issuer)          =          ---------

CAPITALIZATION (ADD MARKET VALUE OF ALL CLASSES AND SERIES OF
SECURITIES)                                                            ---------

OR, IF THE ISSUER HAS NO DEBT OR EQUITY SECURITIES LISTED OR
TRADED ON A MARKETPLACE LOCATED ANYWHERE IN THE WORLD (SEE
PARAGRAPH 2.7(B) OF THE RULE):

FINANCIAL STATEMENT VALUES (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit                                           ---------

Contributed surplus                                                    ---------

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for
financial reporting purposes)                                          ---------

Long term debt (including the current portion)                         ---------

Capital leases (including the current portion)                         ---------

================================================================================
JANUARY 31, 2003                                              (2003) 26 OSCB 906

RULES AND POLICIES
================================================================================


Minority or non-controlling interest                                    --------

Items classified on the balance sheet between current liabilities
and shareholders' equity (and not otherwise listed above)               --------

Any other item forming part of shareholders' equity and not set
out specifically above                                                  --------

Percentage of the outstanding equity securities registered in the
name of, or held beneficially by, an Ontario person               X     --------

CAPITALIZATION                                                          --------

TOTAL FEE PAYABLE PURSUANT TO APPENDIX A OF THE RULE                    --------

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year
                    ------------------------------------------------    --------
                                       12

Late Fee, if applicable                                                 --------
(please include the calculation pursuant to section 2.9 of the Rule)



================================================================================
JANUARY 31, 2003                                              (2003) 26 OSCB 907

RULES AND POLICIES
================================================================================


                             NOTES AND INSTRUCTIONS

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.


================================================================================
JANUARY 31, 2003                                              (2003) 26 OSCB 908

                                                                       EXHIBIT E
                                                                       ---------
[GRAPHIC OMITTED]
[LOGO - VERMILION ENERGY TRUST]


                                      PRESS RELEASE

      VERMILION ENERGY TRUST ANNOUNCES 2004 CANADIAN AND US TAX INFORMATION
                      FOR IMMEDIATE RELEASE - MARCH 2, 2005

Vermilion Energy Trust ("Vermilion" or the "Trust") (VET.UN-TSX) announces the 2004 tax treatment on distributions for unitholders in Canada and the United States.

CANADIAN INDIVIDUAL UNITHOLDERS:

FOR THE 2004 TAXATION YEAR, THE TREATMENT OF DISTRIBUTIONS IS 84.448% RETURN ON CAPITAL (TAXABLE INCOME) AND A 15.552% RETURN OF CAPITAL (TAX DEFERRED) FOR CANADIAN UNITHOLDERS.

For purposes of the Canadian Income Tax Act, the Trust is a mutual fund trust. Each year, an income tax return is filed by the Trust with the taxable income allocated to and taxable in the hands of unitholders. Distributions paid by the Trust are both a return OF capital (i.e. a repayment of a portion of the investment) and a return ON capital (i.e. income).

Each year the taxable income portion or return on capital, is calculated and reported in the Trust's T3 return and allocated to each unitholder who received distributions in that taxation year on the T3 Supplementary forms, which are mailed to unitholders before March 31st in accordance with regulatory requirements. Registered unitholders will receive a T3 Supplementary form directly from the Trust's transfer agent, Computershare Trust Company of Canada. Beneficial unitholders will receive a T3 Supplementary form from their broker or other intermediary. The T3 slip will report only the taxable income component. The tax deferred, or return of capital component of distributions reduces the unitholder's adjusted cost base of trust units.

Unitholders who hold their investment in a Registered Retirement Savings Plan, Registered Retirement Income Fund, Deferred Profit Sharing Plan or Registered Education Savings Plan need not report any income related to trust unit distributions on their 2004 income tax return.

The following table sets out the tax treatment of the Canadian 2004 monthly distributions:

                                          TOTAL   TAX DEFERRED           TAXABLE
   PAYMENT DATE     RECORD DATE    DISTRIBUTION         AMOUNT   AMOUNT (INCOME)
   -----------------------------------------------------------------------------
      Feb 13/04       Jan 30/04         0.17000        0.02644           0.14356
      Mar 15/04       Feb 27/04         0.17000        0.02644           0.14356
      Apr 15/04       Mar 31/04         0.17000        0.02644           0.14356
      May 14/04       Apr 30/04         0.17000        0.02644           0.14356
      Jun 15/04       May 31/04         0.17000        0.02644           0.14356
      Jul 15/04       Jun 30/04         0.17000        0.02644           0.14356
      Aug 13/04       Jul 30/04         0.17000        0.02644           0.14356
      Sep 15/04       Aug 31/04         0.17000        0.02644           0.14356
      Oct 15/04       Sep 30/04         0.17000        0.02644           0.14356
      Nov 15/04       Oct 29/04         0.17000        0.02644           0.14356
      Dec 15/04       Nov 30/04         0.17000        0.02644           0.14356
      Jan 14/05       Dec 31/04         0.17000        0.02644           0.14356
                                        2.04000        0.31728           1.72272

UNITED STATES INDIVIDUAL UNITHOLDERS:

For 2004, the Trust has calculated that 74.19% of the distributions made in 2004 are dividends that are "Qualifying Dividends". The remaining 25.81% of the 2004 distributions are a tax-deferred reduction to the cost of units for tax purposes. If the amount of "Non-Taxable Return of Capital" exceeds the cost of units, the excess should be reported as a capital gain. We believe the Trust should be treated as a qualified corporation for United States tax purposes. For unitholders resident in the United States, taxability of distributions is calculated using U.S. tax rules. The taxable portion of the monthly distribution is determined annually by the Trust based upon current and accumulated earnings in accordance with U.S. tax law.

Investors should consult their brokers and tax advisors to ensure that the information presented here is accurately reflected on their tax returns.

SUMMARY

The information in this release is not meant to be an exhaustive discussion of all possible income tax considerations, but a general guideline and is not intended to be legal or tax advice to any particular holder or potential holder of Vermilion trust units. Holders or potential holders of trust units should consult their own income tax advisors as to the particular income tax consequences of holding the trust units.

Unitholders who are not residents of Canada for income tax purposes are encouraged to seek advice from a qualified tax advisor in the country of residence for the tax treatment of distributions. Monthly distributions payable to non-residents of Canada are normally subject to a withholding tax of 25% as prescribed by the Income Tax Act of Canada. This withholding tax may be reduced in accordance with reciprocal tax treaties, and in the case of the Tax Treaty between Canada and the United States, the withholding tax for residents of the United States is prescribed at 15%. U.S. taxpayers may be eligible for a foreign tax credit with respect to the Canadian withholding taxes paid. Information regarding the amount of Canadian tax withheld in 2004 should be available through your broker or other intermediary and is not provided by Vermilion.

The Trust is an international energy trust that benefits from geographically diverse production. Our operations are focused in western Canada, western Europe and, upon closing of our recently announced transaction, Australia. Vermilion Energy Trust trades on The Toronto Stock Exchange under the symbol VET.UN.

For further information contact:

Curtis W. Hicks, Executive VP & CFO
or Paul Beique, Director, Investor Relations
2800, 400 - 4th Avenue S.W.
Calgary, Alberta  T2P 0J4
Phone:  (403) 269-4884
Fax:  (403) 264-6306
IR Toll Free:  1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com